UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB
      General Form For Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              IQUEST NETWORKS INC.
                 (Name of Small Business Issuer in its charter)


                             WYOMING                       06-1616453
         (state or other jurisdiction of          (I.R.S. Employer I.D. No.)
          incorporation or organization)


                     165 STATE STREET
                   NEW LONDON, CT.                           06320
         (Address of principal executive offices)         (zip code)


Issuer's  telephone  number:     (860)  437-3093

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

                                      NONE

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                         COMMON STOCK WITHOUT PAR VALUE
                                (Title of Class)



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


                                TABLE OF CONTENTS


FORM 10-SB . . . . . . . . . . . . . . . . . . . . . . . . .   i
FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . .   1
PART I . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
ITEM 1 - DESCRIPTION OF BUSINESS . . . . . . . . . . . . . .   1
Industry Overview. . . . . . . . . . . . . . . . . . . . . .   5
The Digital Distribution Solution. . . . . . . . . . . . . .   7
Sources of Revenue of iNoize . . . . . . . . . . . . . . . .   9
Sources of Revenue of Jackalope. . . . . . . . . . . . . . .  10
Competition. . . . . . . . . . . . . . . . . . . . . . . . .  10
Intellectual Property. . . . . . . . . . . . . . . . . . . .  12
Government Regulation. . . . . . . . . . . . . . . . . . . .  13
Research and Development Activities. . . . . . . . . . . . .  14
Additional Information . . . . . . . . . . . . . . . . . . .  15
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . .  15
ITEM 2 - PLAN OF OPERATION . . . . . . . . . . . . . . . . .  23
ITEM  3 - DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .  29
ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT . . . . . . .. . . . . . . . . . . . . .  30
ITEM 5 -- DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
          CONTROL PERSONS . .  . . . . . . . . . . . . . . .  30
ITEM 6 - EXECUTIVE COMPENSATION. . . . . . . . . . . . . . .  34
ITEM 7 -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . .  37
ITEM 8 -- DESCRIPTION OF SECURITIES. . . . . . . . . . . . .  38
PART  II . . . . . . . . . . . . . . . . . . . . . . . . . .  38
ITEM 1 -- MARKET FOR COMMON STOCK AND RELATED MATTERS. . . .  38
ITEM 2 - LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . .  41
ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . . .  41
ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES; USE OF
          PROCEEDS FROM REGISTERED SECURITIES . . .  .  .  .  41
ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . .  45
PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . .  45
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .  45
PART III . . . . . . . . . . . . . . . . . . . . . . . . . .  46
ITEM 1 - INDEX TO EXHIBITS . . . . . . . . . . . . . . . . .  46
SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . .  48

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                           FORWARD LOOKING STATEMENTS

You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. In this registration statement words such as "anticipates", "believes", "plans", "expects", "future", "intends" and similar expressions are used to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the demand for peer-to-peer transmission of music files over the Internet, the rate of growth in the use of the Internet generally and specifically for the location and purchase of music in digital format, the rate of growth in online commerce, technological advancements in digital data transmission software and hardware and broad acceptance and use of those advancements, and other similar forward looking information. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in "Business", "Financial Statements" and elsewhere in this registration statement.

                                     PART I

ITEM  1  -  DESCRIPTION  OF  BUSINESS

OVERVIEW

iQuest Networks Inc. (the "Issuer") is in the business of distributing music in digital format over the Internet. The Internet is rapidly developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music.


The current business of the Issuer is largely focused on the digital transmission of music files over the Internet. The Issuer participates in the business of iNoize.com Software Ltd. ("iNoize") through its holding of a 46 % minority interest in iNoize. The principal asset of iNoize is its proprietary software technology (the "iNoize Technology"), which enables "peer-to-peer" transmission of music files in digital format over the Internet. "Peer-to-peer" means that individual Internet users can transmit music files between themselves, without any centralized storage of the music. The iNoize Technology also operates as an Internet based music library enabling users to locate other users that have the desired music selection. The iNoize Technology is designed to permit users to locate the music that they want to listen to and to hear that music in real-time; this process is sometimes referred to as streaming audio. The iNoize system does not involve downloading or copying of music files. Accordingly, the iNoize music distribution solution is designed to allow access to pre-recorded music over the Internet without violating copyright laws. iNoize intends to generate revenues by licensing its software technology to other companies involved in the digital distribution of music over the Internet.

The Issuer also entered into a Technology License and Website Hosting and Management Agreement dated November 15, 2000 with iNoize (the "License Agreement"), whereby iNoize granted the Issuer the non-exclusive worldwide right

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to  use  the  iNoize  Technology  under  the  domain  name,  Jackalopeaudio.com
("Jackalope"). The Jackalope website is operated by the Issuer's wholly owned subsidiary, Jackalope Audio, Inc. (the "Jackalope Subsidiary"). The Jackalope website is equipped with links permitting its users to:

-     purchase  music  that  they  have  just  listened  to,
-     purchase  concert  tickets  or  band  merchandise,
-     visit  artist  websites,  and
-     participate  in  chat  rooms.

It also contains feature articles on popular mainstream artists, as well as up and coming bands that are independent of major record labels.

The Issuer may also consider acquiring interests in other businesses by purchasing an equity interest or other ownership interest, including a possible merger, stock-for-stock exchange or stock-for-assets exchange. If management decides to proceed with purchasing further equity interests, it is unlikely that the Issuer will restrict its search to any specific business, industry or geographical location. However, management anticipates that the Issuer will focus on providing access to capital for high-technology start-up businesses. The Issuer will identify acquisitions of interests in assets or businesses through discussions with various business associates and contacts of its directors and officers. When the Issuer identifies and evaluates a prospective acquisition target, management will proceed to negotiate the terms upon which it may acquire an interest in the asset or business.

Any potential acquisitions will be screened by the Issuer's management to determine their economic viability and must be approved by the board of directors. The Issuer proposes to use cash from available funds, bank financing, issuance of treasury shares, private or public financing, or some combination thereof, to finance prospective acquisitions that the Issuer decides to pursue.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

GENERAL  DEVELOPMENT  OF  THE  ISSUER

The Issuer was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.". On September 10, 1981, the Issuer changed its name to "Force Resources Ltd.". On December 1, 1994, the
Issuer subsequently changed its name to Force Technologies Inc. in connection with a consolidation of its share capital on a five old shares for one new share basis. On October 1, 1997, the Issuer changed its name to Glassmaster Industries Inc. in connection with a forward split of its share capital on a one old share for two new shares basis.

Effective April 24, 1998, the Issuer continued its jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

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On  January 19, 2000, the Issuer changed its name to "Interlink Systems Inc." in connection with a consolidation of its share capital on a ten old share for one new share basis. On July 28, 2000, the Issuer changed its name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of its interest in iNoize. The Issuer also concurrently effected a consolidation of its share capital on a one new share for two old shares basis.

On October 2, 2000, the Issuer's shares were listed on the Canadian Venture Exchange under the trading symbol "YQN". On July 20th, 2001 the Issuer's shares commenced trading on the Berlin Stock Exchange Unofficial Regulated Market under the trading symbol "IQ4" and on October 3rd, 2001, the shares of the Issuer commenced trading on the Frankfurt Stock Exchange, also under symbol "IQ4". The Issuer has been assigned the trading symbol of "IQNW" by the NASD, but does not currently trade in the United States.

Prior to acquiring its interest in iNoize, the Issuer (then doing business under the name "Force Technologies Inc.") entered into an agreement in 1997 to acquire all of the issued and outstanding shares of ACE/Clear Defense California LLC ("ACE"). ACE owned the exclusive rights to the marketing and distribution of specialty security glass film products under the trademark "ACE/Clear Defense". The Issuer elected not to proceed with the agreement during the first quarter of 1998.

Subsequently, during 1997 and 1998, the Issuer (then doing business as Glassmaster Industries Inc.) pursued involvement in the glass laminate and tinting industry. The Issuer began licensing the marketing and distribution of window film products. The Issuer continued its plans to distribute products and develop product designs and made arrangements to have manufacturers make the products. The Issuer subsequently decided to terminate this business in 1998.

The Issuer has two wholly owned subsidiaries, Glassmaster Industries Inc., and the Jackalope Subsidiary. Glassmaster Industries Inc. is incorporated in the state of Nevada and is currently inactive. The Jackalope Subsidiary is incorporated in Yukon and British Columbia, Canada and holds a license to use the iNoize Technology to permit peer-to-peer streaming of digital audio files over the Internet.

ACQUISITION  OF  A  MINORITY  INTEREST  IN  INOIZE

In August 2000, the Issuer entered into a Letter of Intent with iNoize (the "Letter of Intent"), whereby iNoize granted to the Issuer the right to purchase up to a 33% minority interest in iNoize for an investment of up to US$166,665 ($250,000 Canadian dollars ("Cdn")). The Letter of Intent was formalized by a Subscription Agreement dated September 28, 2000, whereby the Issuer acquired 2,500,000 Class B voting common shares of iNoize for a purchase price of US$166,665 ($250,000 Cdn.) By a further Subscription Agreement dated May 25th, 2001, the Issuer increased its interest in iNoize from a 33% interest to a 46 % interest, by purchasing an additional 1,875,000 Class B voting common shares of iNoize, for an additional investment of US$66,665 ($100,000 Cdn.). The purchases of iNoize were made in cash, based on an arm's-length negotiation. Consequently, the fair value of the purchase is the amount paid by the Issuer.

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Concurrently  with  the  share  subscriptions,  the  Issuer  entered  into  a
Shareholders' Agreement dated September 28, 2000, among the shareholders of all of the issued and outstanding share capital of iNoize, the Issuer and iNoize (the "Shareholders' Agreement"). Pursuant to the terms of the Shareholders' Agreement, the Issuer has the right to appoint one director to the board of directors of iNoize out of a total of three directors.

Pursuant to the terms of the Shareholders' Agreement the Issuer has a right of first refusal on any subsequent equity or debt financings of iNoize in excess of $20,000 Cdn. Any decision to exercise the right of first refusal will be based on a review of the business development and prospects of iNoize at the time the investment decision is made, as well as the funds available to the Issuer and its ability to raise additional funds as necessary. The Issuer also has preemptive rights on any transfers of shares of iNoize.

iNoize is a private company incorporated under the laws of the Province of British Columbia on May 16, 2000. Its operations are located at Suite 400, 601 West Broadway Street, Vancouver, British Columbia, Canada.

LICENSE  AGREEMENT  WITH  INOIZE

The Issuer subsequently entered into the License Agreement with iNoize, whereby the Issuer acquired the non-exclusive worldwide right to use the iNoize Technology under the domain name, Jackalopeaudio.com. The iNoize Technology permits peer-to-peer transmission of music files in digital format over the Internet.

Pursuant to the terms of the License Agreement, iNoize will provide all website hosting, technical and management services required to operate the website. The License Agreement also permits the Issuer to sublicense the iNoize Technology to any third party retained by the Issuer to develop, host or maintain the Jackalope website on behalf of the Issuer. The License Agreement has a term of one year, with automatic renewal for subsequent one year terms, unless terminated by the Issuer on 30 days notice. In consideration for the acquisition of the license, the Issuer will pay royalties of $0.02 Cdn. per registered user for the first 500,000 users, and thereafter $0.05 Cdn. per registered user, which royalties will commence on the latter of the date the Issuer procures 250,000 users on the Jackalope website or October 31st, 2002. The Issuer will operate the website through the Jackalope Subsidiary.

ACQUISITIONS  OF  OTHER  BUSINESS  INTERESTS

The Issuer may also consider acquiring interests in other high-technology start-up businesses by providing those businesses with access to capital as well as industry, marketing and strategic consulting services. If the Issuer decides to proceed with acquiring other business interests, the Issuer anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

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The  analysis  of new business opportunities will be undertaken by, or under the supervision of, the management of the Issuer. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Issuer; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Issuer's discretion in investigating potential business opportunities.

The Issuer may acquire a venture which is in its preliminary or development stage, which is already in operation, or in a later stage of its business life.

If the Issuer proceeds in acquiring interests in other businesses, the Issuer will purchase either an equity interest or other ownership interest, including a possible merger, stock-for-stock exchange or stock-for-assets exchange.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

INDUSTRY  OVERVIEW

DIGITAL  DISTRIBUTION  OF  MUSIC  OVER  THE  INTERNET

The Internet is developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music. A rapidly growing component of this industry is the transmission of pre-recorded music files in digital format. The growth of this component is directly related to the increasing use of high-speed or broadband Internet connections permitting rapid transfer of large amounts of data, as well as technical innovations and improvements to existing hardware and software that support the transmission, storage and operation of digital music files. The attraction of the Internet for the distribution of music is the widespread user base, and the flexibility in selecting and listening to music accessible through a personal computer.

Digital transmission of music over the Internet involves the use of software that converts music into bits of data and compresses that data. Compression is the reduction or reorganization of data in order to reduce the file size and consequently reduce data transmission time. Compression is performed by a program that uses a formula or algorithm to determine how to compress or decompress data. Once compressed, the data can be sent as a whole file and downloaded by the recipient. The recipient is required to have the appropriate software to de-compress the music data for listening. File sizes for music files in digital format typically range from about 2 million to 6 million bytes (2 to 6 Megabytes).

Compressed data can be downloaded by the recipient and stored as a file on the recipient's personal computer. Napster is such a service that permits the transfer and downloading of music files between users. However, the US Court of Appeal recently held that Napster's downloading music service infringes copyright laws when copyrighted music is transmitted and copied onto the recipient's computer without the consent of the holder of the copyright.

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Currently, the Issuer is in negotiations to incorporate music tracking software that will track and record data on all songs streamed across the Jackalope network, and publish that data directly to the Issuer. The incorporation of the tracking software will allow the Issuer to provide mandatory file tracking reports to licensing companies and content owners as part of licensing deals between these firms and the Issuer. In turn, the Issuer is in negotiations with music licensing companies to create revenue sharing models with content owners to properly compensation artists and publishers for the content streamed over the Jackalope network. These types of revenue models are in the infancy stage so it is difficult for the Issuer to determine how the revenues will be paid, other than through banner advertising revenues that are expected to increase as the user base increases. If the advertising revenues do not increase adequately, the Issuer may have to impose user fees to cover the licensing costs.

The Jackalope service is a free service to end users, that allows users to stream files for the purpose of listening to the music, however the software does not allow for file downloads.

The increasing usage and consumer acceptability of broadband connections that can transmit large amounts of data, the price reductions in hardware and the development of portable digital music players have increased the demand for digital music distribution over the Internet. Developments in wireless broadband technology may result in further opportunities for the distribution of digital music, and growth of the Jackalope music service.

ENCODING:  MP3  FORMAT

Encoding is the process that converts and compresses music into digital data that can be transmitted over the Internet. One of the most popular encoding formats is MPEG Layer 3, known as "MP3". MPEG stands for Moving Pictures Experts Group, the developers of standardized audio compression technology. This format involves compressing repetitive music data and removing the unnecessary parts of a sound signal that are inaudible to the human ear. As a result of the compression, the current standard of MP3 can reduce the original sound data by a factor of 12 without sacrificing sound quality. Furthermore, MP3 software produces near-CD quality audio sound. Software products have developed to support this compression standard including:

- MP3 encoders which convert a file in WAV format to an MP3 format. WAV refers to a Wave file, developed by Microsoft Corporation, and is a basic compression format which does not have the same capabilities of the MP3 format described above; and

- MP3 player software which can decode and play the decoded music through a personal computer's ("PC") sound card.

The MP3 format is gaining wide acceptance among those who convert and collect music in digital form on their PCs. MP3 file sizes on average mean transmission times with typical phone line connections may take 10 to 20 minutes to transfer

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the  data for one song.  With the use of broadband connections, allowing greater data transmission speed, this transfer time can decrease significantly to as little as one minute or less.

MP3  HARDWARE

A variety of hardware manufacturers are entering the market with portable or home-based MP3 systems. Portable systems permit the transfer of files from a computer onto a walkman-sized device for playback. Some consumer electronics companies have introduced home based-systems, which are either stand-alone systems with Internet access or networked to the home PC.

Developments in wireless broadband technology may mean future wireless access to Internet transmission of MP3 files to portable devices such as laptops or portable MP3 players.

THE  DIGITAL  DISTRIBUTION  SOLUTION

PRINCIPAL  PRODUCTS  OR  SERVICES

iNoize has developed a software application that allows music listeners to network for the purposes of listening to each other's music collections over the Internet. This transmission from one user to another user is referred to as peer-to-peer audio streaming. This is in contrast to the centralized storage of music files by a single music provider that then transmits the files to Internet users. The music is transmitted between users on a streaming basis, permitting the recipient to listen to the music in near real time as the data is being received. A streaming transmission does not involve the reproduction and storage of the data as a whole file. As the data file is never downloaded into the memory or hard-drive of the user's personal computer, the user does not store or copy the file. In the opinion of management of iNoize, the lack of reproduction and storage of music files by recipients of streaming audio means the iNoize solution provides users with a method of selecting and listening to music over the Internet without violating copyright laws.

Users who have their own private music collection stored as MP3 files on their hard drive enter into a membership agreement whereby they agree to allow other users to listen to their music collection. The iNoize software also creates a library of music available from on-line users. The library is continuously updated in order to add or delete entries as users logon or logoff.

To the extent that the business of iNoize will affect the Issuer's return on investment, iNoize intends to generate its revenues by licensing its peer-to-peer audio streaming software to other companies that desire the ability to digitally distribute streaming music files over the Internet.

iNoize has currently granted a non-exclusive worldwide license to the Issuer permitting the Issuer to use iNoize's proprietary software technology under the domain name, Jackalopeaudio.com. Accordingly, the Jackalope website will permit music listeners to network for the purposes of listening to each other's music collections over the Internet. Similarly, users who have their own private music collection stored as MP3 files on their hard drive will enter into membership agreements whereby they agree to allow other users to listen to their music collection. At present, Jackalope has approximately 8,000 regular users utilizing its website and services. The website also offers online sales of

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concert  tickets,  compact disc and music memorabilia.  However, with the recent
Napster decision in February of 2001, the U.S. Court of Appeals confirmed it was appropriate to issue an injunction against Napster, which would significantly limit Napster's participation in the distribution of copyrighted music. The Court of Appeal held that there was sufficient basis for the plaintiff record labels to establish that Napster infringed copyright laws by facilitating music downloads. On the basis of this court decision, iNoize will only add downloading capabilities to its software if companies licensing the iNoize software indicate compliance with copyright laws, such as holding licensing agreements.

The service provided by iNoize and similarly, the Jackalope website, require users to have a broadband connection to the Internet in order to operate the software. Accordingly, increasing consumer acceptance of the iNoize system will be dependent on the increasing usage and availability of broadband Internet connections.

TECHNOLOGY

iNoize has developed a technology designed to search for and index music files and ensure the secure streaming of music files over the Internet. Its software is capable of maintaining the location of files, updating the library of available music files in real time and controlling the number of redundant files. The software program also restricts the total number of files being streamed at the same time to ensure, as a further security measure, that recipient members are not copying files.

SECURITY

iNoize's software is loosely modeled on the sharing or borrowing of physical media such as an MP3 file. The software does not allow copying and only permits an MP3 file to be borrowed by one user at a time. A user may listen to an MP3 file, but cannot duplicate or endlessly replay the stream being received. The software also limits the number of MP3 files simultaneously being sent from one user to another.

DISTRIBUTION

To the extent that iNoize will affect the Issuer's return on investment, iNoize intends to license its software to companies that have secured digital distribution rights from the big five music labels: Universal Music Group, Inc., BMG Entertainment, Sony Music, Warner Music Group and EMI Recorded Music. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users. The reduction in broadband costs is a result of the data being transferred between Internet users, instead of between license holder and user. Therefore, the license holder does not pay for the transmission of data through its own broadband service. For distribution companies that receive millions of hits per year costs can be significant if the data is transmitted using its own broadband services. By having the transmission of the music files occur directly between users, the license holder saves the costs associated with the data transmission, such as the purchasing of multiple servers for MP3 storage, the hosting with housing those servers, the maintenance and upgrade costs associated with upgrading the servers to maintain cutting edge technology, and the bandwidth costs associated with usage on those servers.

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The  Jackalope  Subsidiary will utilize word-of-mouth based marketing within the college and 18- 25 year old communities as the target market, but will also utilize press release announcement and media coverage to spread the brand name across all market demographics. The Jackalope Subsidiary has assembled a promotional director and street team to carry out these marketing efforts, and has also retained marketing, public relations and investor relations staff to work on media relations and investment interest.

MARKETING  STRATEGY

To the extent that iNoize will affect the Issuer's return on investment, iNoize is marketing and building brand awareness of its software by networking at trade shows and industry events with potential companies interested in licensing the iNoize software.

iNoize will also permit those companies that license the iNoize software to enter into reseller agreements with other Internet based companies that are interested in offering digital distribution of music on their website. The music will be packaged and distributed under the names of the Internet based companies that have entered into the reseller agreements.

The Issuer is marketing and building brand awareness of the Jackalope website by holding marketing events at college campuses and music clubs and advertising on radio stations in large American cities, including Boston, New York and Philadelphia. The Jackalope Subsidiary has also placed its software on several large download sites as well as registering its website with several major search engines. Offline, the Jackalope Subsidiary has created an entertainment division called Jackalope Entertainment that will handle all offline initiatives for the Jackalope Subsidiary. Jackalope Entertainment will be involved in various aspects of band management, as well as promotions and marketing for artists and music related events. The entertainment division will essentially handle all of the Jackalope Subsidiary's involvement with artists, event production and promotion, and any music related production and marketing outside of the Jackalope website and service. This offline division not only creates another revenue channel for the Jackalope Subsidiary, but when Jackalope Entertainment is conducting live events and concerts, the Jackalope street team will be present to promote the Jackalope website and music service directly to the public in attendance.

SOURCES  OF  REVENUE  OF  INOIZE

To the extent that iNoize's business of licensing its proprietary technology is successful, the Issuer may earn dividends through its minority interest in iNoize. iNoize intends to generate most of its revenues from entering into licensing agreements with companies that have secured digital distribution rights from the big five music labels. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users. iNoize estimates that its software can reduce costs by over 95% for those companies that distribute music to users from their own central servers.

iNoize has not to date generated revenues from any sources. There is no guarantee that iNoize will be successful in generating revenues.

SOURCES  OF  REVENUE  OF  JACKALOPE

The Issuer will generate revenues from its Jackalope website from the following sources:

- E-COMMERCE: The Jackalope website will contain links to its partners' websites that sell music-related items, including concert tickets, band paraphernalia, CDs or digital tracks. The Issuer will earn a percentage of sales as referral fees for some of these transactions. The Issuer will also receive revenues based upon individual hits from curious listeners onto advertising links. Currently, the Jackalope website has several affiliate programs, Amazon.com, TicketsNow.com, CitySearch.com, Ebay, Net4Music, 123 Posters, E-Music, and Global1Place. To date, these transactional fees have not amounted to any meaningful revenue streams for the Issuer. This is due to the small user base the site currently has, and we anticipate this changing as the user base grows.


- BANNER ADVERTISING: The Jackalope website will generate revenues through the sale of advertising space on its website. Typical rates start at $13 per banner impression and can reach as high as $120 per banner impression for advertising targeted to users with specific interests and buying habits. Currently the Jackalope website does not receive any revenue from banner advertising due to the small user base of the Jackalope website. Until the user base expands this will remain the case.

- JACKALOPE ENTERTAINMENT: On June 20, 2001 the Jackalope Subsidiary added an entertainment division to facilitate the growth of the Jackalope Subsidiary offline and complement the Jackalope service. This division, Jackalope Entertainment, will be involved in various aspects of band management, as well as promotions and marketing for artists and music related events. The entertainment division will essentially handle all of the Jackalope Subsidiary's involvement with artists, event production and promotion, and any music related production and marketing outside of the Jackalope website and service. The first project that Jackalope Entertainment is involved with is a band by the name of "bridges fell". Jackalope Entertainment will fund the completion of BRIDGES FELL'S new CD, co-promote with the band at numerous venues this summer, and feature the band on the Jackalope website. The Jackalope Subsidiary will share in revenues from CD and merchandise sales.

COMPETITION

The market for the online promotion and distribution of music and music-related products and services is new, highly competitive and rapidly changing. The number of websites competing for the attention and spending of consumers and advertisers has increased. The Issuer expects that competition will continue to increase, because there are few barriers to entry to the Internet.

More than 150 music websites compete with iNoize and the Jackalope website for music consumers, advertisers or artist relationships. Some of the competitors include the following:

- online "portals" such as Napster, PressPlay, MusicNet, which allow for downloading and sharing of MP3 files, and;

- traditional big five music labels (Universal Music Group, Inc., BMG Entertainment, Sony Music, Warner Music Group and EMI Recorded Music), some of which have recently established an online presence to promote and distribute the music and tours of their respective artists through making MP3 tracks available for download and preview via the corporate and separate artists' websites;

- traditional retailers such as Tower Records and Virgin Megastore and their Internet affiliates that have licensed content to make available for download and preview via their corporate web sites

Some competitors have agreed to work together to offer music over the Internet, which will result in increased competitive pressures. For example, Warner Music Group, BMG Entertainment and EMI Recorded Music recently formed a joint venture with RealNetworks to operate an online music portal, called MusicNet. MusicNet, as both a technology provider and a music clearinghouse, will operate as a stand alone independent company and will license its private-label platform to companies seeking to sell music subscription services under their own brands. Its goal is to distribute music profitably to as many outlets as possible. MusicNet will initially license its platform to America Online and RealNetworks, each of which plans to launch branded online subscription services later this year. MusicNet will also license its platform to other distribution outlets, including Napster, provided that such outlets satisfy legal, copyright and security concerns.

Currently, the Issuer's user base is much lower than its competitors, but its primary focus is to provide samples of music prior to its purchase, as opposed to websites that offer downloading services that can be either a circumvention of the buying process or a hybrid that allows users to download songs and burn them onto CD for a fee. While the Issuer may not currently be on the same competitive level as such websites as Morpheus, KaZaa, Napster, Press Play and MusicNet, management believes that because the Issuer does not pirate songs for free downloading this will help in dealing with the music industry on the corporate side, which could raise the Issuer's competitive position. The Issuer's goal is to fit in the market as a tool for previewing music before buying and to facilitate the buying process through our website. In working with the music companies instead of against them by circumventing their CD sales, the Issuer also hopes to gain a stronger backing and positioning in the online music business by working alongside the music industry and music companies, allowing them to use Jackalope Audio as a tool to boost revenue online and offline.

The Jackalope website is also an MP3 sharing network, so it will be Competing with the above mentioned competitors, that are trying to attract the same target market as Jackalope. Based on the fact that Jackalope has not been under legal scrutiny to this point and is currently in discussions with key licensing companies within the music industry, it is management's opinion that Jackalope will be able to stay competitive in the market.

Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages, including:

-     longer  operating  histories;

-     significantly  greater  financial,  technical  and  marketing  resources;

-     greater  brand  name  recognition;

-     larger  existing  customer  bases;  and

-     more  popular  content  or  artists.

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion and sale of their products or services. Websites maintained by existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to iNoize and the Issuer's Jackalope website. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm the Issuer's stock price.

Despite the competition that iNoize may face, iNoize believes that it will succeed in the online distribution of music by aligning itself with its competitors and licensing its peer-to-peer software technology to them. iNoize hopes to target companies, such as MusicNet, and CDNow, which presently rely upon distributing music to users through their central servers.

Due to key differentiators within the Jackalope technology and overall music portal, Jackalope will have the ability to compete very well against its market competition.

In addition to utilizing streaming audio instead of downloading of MP3s, the Jackalope Subsidiary also employs a patent pending content encryption technology that encrypts every stream over the Jackalope network, and decrypts those streams, passing them through to the embedded Jackalope player in a manner that disallows intervention. This process further protects the artist's intellectual property and provides another large differentiator between the Jackalope technology and other competitors. Also, within the Jackalope technology, the Issuer has also introduced a peer-to-peer SmartSourceTM technology that not only increases the reliability of the Jackalope peer-to-peer network but is a huge step forward for the entire peer-to-peer industry. This process is patent pending and entails the sourcing of a stream from several peers with the same file as opposed to a single one-to-one transfer. In doing this, where before if a user were to drop offline in mid-transfer, the transfer would end; with SmartSourceTM the pieces of the file assigned to that user are instantaneously reassigned to the remaining parties streaming, and the listener never experiences an interruption.

INTELLECTUAL  PROPERTY

iNoize has filed a provisional patent application with the United States Patent and Trademark Office on its secure and distributed networking software for streaming copyrighted media in June 2001. A provisional patent application is a relatively informal application that precedes filing of a regular application. It is used to establish a priority filing date for the information contained in the provisional application. A provisional application has a lifetime of only one year, after which it expires. The one year period is absolute, and cannot be extended. The provisional application cannot become an issued patent. It is not examined, and does not require claims defining the invention. Instead, a regular utility application must be filed, to be examined and issued in due course. The regular utility application claims a priority date from the provisional, to get credit for the earlier filing date. Accordingly, iNoize must file a regular utility application on or before June 2002 in order to establish a priority filing date of June 2001.

There is no guarantee that the patent will not be successfully challenged by other providers of similar services claiming a similar technology.

GOVERNMENT  REGULATION

COPYRIGHT  ACT

There are three different types of copyrights for the various uses of recorded music:

-     rights  to  a  composition  maintained  by  publishers;

-     rights  to  a  specific  recording  maintained  by  records  labels;  and

- rights to an individual performance of the corporation by an artist managed by performing rights organizations.

THE  DIGITAL  MILLENNIUM  COPYRIGHT  ACT  ("DMCA")

Signed into law on October 28, 1998, section 512(a) of The Digital Millennium Copyright Act (the "DMCA") limits the liability of service providers in circumstances where the provider merely acts as a data conduit, transmitting digital information from one point on a network to another at someone else's request. This limitation covers acts of transmission, routing, or providing connections for the information, as well as the intermediate and transient copies that are made automatically in the operation of a network. In order to qualify for this limitation, the service provider's activities must meet the following conditions:

-     The  transmission  must  be initiated by a person other than the provider.

- The transmission, routing, provision of connections, or copying must be carried out by an automatic technical process without selection of material by the service provider.

-     The  service  provider  must not determine the recipients of the material.

- Any intermediate copies must not ordinarily be accessible to anyone other than anticipated recipients, and must not be retained for longer than reasonably necessary.

-     The  material  must  be  transmitted  with no modification to its content.

Section 512(b) of the DMCA limits the liability of service providers for the practice of retaining copies, for a limited time, of material that has been made available online by a person other than the provider, and then transmitted to a subscriber at his or her direction. The service provider retains the material so that subsequent requests for the same material can be fulfilled by transmitting the retained copy, rather than retrieving the material from the original source on the network.

Section 512(c) limits the liability of service providers for infringing material on websites (or other information repositories) hosted on their systems. It applies to storage at the direction of a user. In order to be eligible for the limitation, the following conditions must be met:

- The provider must not have the requisite level of knowledge of the infringing activity, as described below.

- If the provider has the right and ability to control the infringing activity, it must not receive a financial benefit directly attributable to the infringing activity.

- Upon receiving proper notification of claimed infringement, the provider must expeditiously take down or block access to the material.

In addition, a service provider must have filed with the Copyright Office a designation of an agent to receive notifications of claimed infringement.

The DMCA's protection of service providers against the illegal actions of users of the service includes services such as Yahoo and other properties that are classified as information location tools. The sites are shielded from liability unless actively participating in the illegal activity.

RESEARCH  AND  DEVELOPMENT  ACTIVITIES

The market for software technology has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As the Issuer's Jackalope website uses iNoize's software technology, the Issuer believes that its future growth and success will be largely dependent upon iNoize's ability to develop products or improve its technology to meet the evolving needs of its prospective clients. The Issuer, in conjunction with iNoize, will continually evaluate its products to determine what additional enhancements are required by the marketplace. If either the Issuer or iNoize can purchase or license proven products at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products. One example of this is on June 15, 2001 the Jackalope website incorporated SmartSourceTM technology into the Jackalope software. SmartSourceTM technology allows for superior streaming within the Jackalope peer-to-peer network by finding multiple different sources of a chosen MP3, and then assigning each source a piece of the chosen MP3 to stream to the listener. SmartSourceTM technology directly addresses the quality of service concerns of peer-to-peer music listening services. A song is now streamed from many sources, which lowers the required throughput between individual sources and listeners necessary to stream CD quality music. Also, if one of the sources disconnects from the network, another source is seamlessly substituted in, effectively resulting in an uninterruptible music stream. Peer-to-peer music listening now offers the quality of service of the central server approach, without the high costs associated with bandwidth for such a service.

The SmartSourceTM technology also preserves the encryption process of the Jackalope service, and receives the MP3 file packets in an encrypted format and plays them as they are received. SmartSourceTM technology is also patent pending.

Over the past two years approximately $500,000 Cdn. has been utilized for the development of the iNoize software. The Issuer to date has supplied approximately $350,000 of that amount.

EMPLOYEES  AND  CONSULTANTS

The Issuer operates the Jackalope website using the resources of iNoize. As such, the Issuer does not maintain its own technical staff. A management company, Harbour Pacific Capital Corp., controlled by a director of the Issuer, performs an administrative service on behalf of the issuer and bills the Issuer a fee for this service The management company provides full management services including accounting. The Issuer has two employees carrying out general administrative and marketing services for the Jackalope business.

iNoize has five full-time employees, three of whom are the technical founders of the website. Two of the founders presently act in management roles for iNoize. One of the founding members serves on the advisory board and assists with business development issues. iNoize also has one part-time employee. iNoize will increase its staffing as needed to support any increase in activity or growth in the company.

ADDITIONAL  INFORMATION

The Issuer will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials the Issuer files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and reports may be viewed online at the SEC's website www.sec.gov.

RISK  FACTORS

Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Registration Statement, before making any investment in the Issuer's securities.

The following risk factors relate specifically to the products and services offered by iNoize and the Jackalope website.

LACK  OF  OPERATING  HISTORY  IN  THE  DIGITAL  DISTRIBUTION  OF  MUSIC

The Issuer was previously in the glass laminate and tinting industry and therefore, has little experience in the business of distributing music digitally over the Internet. The Issuer's current operations are subject to the many risks inherent in a development stage business enterprise operating in a market dependent upon new technology. The likelihood of the Issuer's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in a new business and the competitive environment in which it operates. The Issuer has not earned revenues from operations, has yet to produce a profit and does not have any significant assets. If the business of iNoize or the Jackalope website fail to achieve projected rates of market penetration, this failure could significantly affect the Issuer's future cash flow. The Issuer's operating history is insufficient for an investor to rely on in making a judgment about the Issuer's future performance. The Issuer cannot be certain that its business strategy will be successful or that it will successfully address the risks and uncertainties related to the Issuer's limited operating history.

NEED  FOR  ADDITIONAL  CAPITAL  AND  ABILITY  TO  RAISE  ADDITIONAL  CAPITAL

The Issuer and iNoize currently do not have any significant revenues. Accordingly, the development of the business of iNoize and the Jackalope website will depend on the ability of the Issuer and iNoize to raise additional funds as needed. To the extent that iNoize will rely upon the Issuer for future financing, the Issuer may not be able to raise additional funds for expansion and/or growth of iNoize's business and the further development of the iNoize Technology. The Issuer's resources may not be sufficient for its working capital and capital expenditure requirements. It may need to raise additional funds through public or private debt or equity financing in order to:

- take advantage of opportunities, including expansion or acquisitions of additional businesses or technologies;

-    develop  new  products  or  services;  or

-    respond  to  competitive  pressures

If such funds are not available, the business may fail and the price of the Issuer's common stock may fall considerably. Additional financing may come in the form of exercise of outstanding share purchase warrants, private placement securities offerings or from bank financing. If the Issuer issues additional shares to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Issuer. Any additional financing the Issuer may need may not be available on favourable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Issuer may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures, and its business could be harmed.

THE ISSUER'S INDEPENDENT AUDITORS HAVE EXPRESSED DOUBTS ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN

The report of the Issuer's independent auditors on its January 31, 2001 financial statements includes a note stating that the Issuer's ability to continue as a going concern is dependent upon the ability of the Issuer to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Issuer has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2002 by issuing equity securities.

NO  ASSURANCE  THAT  THE  ISSUER'S  OPERATING  RESULTS  WILL  BE  PROFITABLE

The Issuer's lack of operating history and unproven business model make it difficult to accurately forecast its future revenues or results of operations. The Issuer has no meaningful historical financial data upon which to base planned operating expenses, and its sales and operating results are difficult to forecast. Despite the fact that there are other companies in the same competitive market for online music sharing, management is not aware of a model utilized by any streaming audio, peer-to-peer service currently in the market that has proven itself as a viable revenue generating model. The following factors may cause the Issuer's annual and quarterly operating results to fluctuate significantly, many of which are outside of the Issuer's control:

-     the  effectiveness  of  its  sales  and  marketing  campaign;

-     market  acceptance  of  the  Issuer's  services;

-     the  amount  and  timing  of its operating costs and capital expenditures;

-     introductions  by  its  competitors  of  new  or  enhanced  services;

-     changes  in  its  management  team  and  key  personnel;  and

- fluctuations in general economic conditions and economic conditions specific to the Issuer's industry.

One or more of these factors could materially and adversely affect gross margins and operating results in future periods. Given the Issuer's stage of development and level of revenues, there is no assurance that the Issuer will, at any point, attain profitability.

THE COMPANY'S BUSINESS IS SUBSTANTIALLY DEPENDENT UPON LICENSE AGREEMENTS WITH A LIMITED NUMBER OF MUSIC LABELS

The North American market for music is highly concentrated among a limited number of major labels. There is no guarantee that the Issuer will obtain license agreements with all or any of the major five music labels, being Universal Music Group, Inc., BMG Entertainment, Sony Music, Warner Music Group and EMI Recorded Music and even if the Issuer obtains the necessary license agreements, they will not be exclusive, which means that similar agreements may be made with the Issuer's competitors or that the music labels may provide the music online themselves. While management believes that it will be successful in obtaining licenses, there can be no assurance that the Issuer will be able to expand or maintain those relationships. The lack of a sufficient number and variety of music would greatly limit the Issuer's ability to market its Internet products and services.

THE RATE OF CONVERSION OF VISITS TO JACKALOPE WEBSITE INTO ECOMMERCE AND BANNER ADVERTISING REVENUES REMAINS LOW, AND THE DIFFERENCE BETWEEN THE TWO GROWTH CURVES CONTINUES TO INCREASE

The average number of users accessing the Jackalope website, which to date has resulted in a nominal amount of revenues from ecommerce and banner advertising. The number of visits to the Jackalope website continues to increase, whereas the ecommerce and banner advertising revenues have not increased comparatively. Should this trend continue in the medium term, our projections will need to be reduced and an adjustment made to the estimated revenues.

POTENTIAL FOR FAILURE IN THE ISSUER'S EFFORTS TO FURTHER INOIZE'S BUSINESS AND THE JACKALOPE WEBSITE

The Issuer may not be successful in its effort to further iNoize's business and the Jackalope website. iNoize's limited stage of development, together with the Issuer's limited operating history, make it subject to the risks associated with start-up companies. For example, the Issuer has not generated any significant revenues and may experience cash flow difficulties. To the extent that iNoize will rely upon the Issuer for financing, the Issuer may be required to rely upon equity financing to assist iNoize in meeting any cash needs in the short term. Such financing may not be available. In addition, the Issuer does not have an established presence in the market that iNoize and the Jackalope website intend to target and their names are not well known to consumers in that market. There is no guarantee that iNoize will become known to consumers, or that the Issuer will ever establish a significant market presence through its Jackalope website. Earning revenue will depend upon the successful development of both the iNoize and Jackalope websites. The Issuer may require additional financing to assist iNoize to further develop it proprietary software and, as discussed above, such financing may not be available when required. Any or all of these factors may cause the Issuer's stock price to fall.

CERTAIN OF THE DIRECTORS AND OFFICERS WILL ONLY DEVOTE PART-TIME EFFORTS TO THE ISSUER'S BUSINESS

The Issuer does not maintain its own technical staff nor does it anticipate hiring technical staff in the near future; the Issuer relies on the technical staff of iNoize. The Issuer conducts its operations through a management company, Harbour Pacific Capital Corp., controlled by a director of the Issuer. The management company provides full management services including accounting and administrative support. The Issuer has two full-time employees carrying out general administrative and marketing services for the Jackalope business. Other than Christopher Desrosiers, none of the directors and officers of the Issuer will dedicate full-time employment to the Issuer's operations. Management anticipates devoting up to twenty hours per week to the business of the Issuer. The Issuer's officers have not entered into written employment agreements with the Issuer and are not expected to do so in the foreseeable future. The Issuer has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

ABILITY  TO  RETAIN  QUALIFIED  MANAGEMENT  PERSONNEL

The present management structure of iNoize and the Issuer, although adequate for the early stage of its operations, will likely have to be significantly augmented as operations commence and expand. The ability of the Issuer to recruit and retain capable and effective individuals for itself and iNoize is unknown. The loss of the services of the current officers, or the inability of the Issuer to attract, motivate and retain highly qualified executive personnel in the future could result in the failure of or cause serious disruption to the development of the business.

COMPETITION  IN  THE  MUSIC  DISTRIBUTION  INDUSTRY

The digital distribution of music over the Internet is relatively new and, therefore, the market is difficult to predict in terms of the level of demand for the products and services offered by the iNoize and Jackalope websites. In addition, this market is or likely will be, subject to intense competition from both private and public businesses nationally and/or around the world, many of which have greater financial and technical resources. iNoize and the Jackalope website will compete with more established competitors in the Internet music distribution industry and e-commerce businesses and may have difficulty establishing a significant market presence. If iNoize and the Jackalope website are unable to compete in this marketplace, their entrance into the Internet market may fail and the Issuer's stock price may fall.

COMPETITION  WITH  INOIZE

The Issuer has a non-exclusive license to the iNoize Technology so it is possible that the Issuer will be competing against iNoize or any of its licensees, some of whom may have greater financial resources, longer operating histories and greater name recognition. If the Issuer is in direct competition with parties using the identical technology, the Issuer has a greater chance of failing to capture a significant market share. The competitors may be also able to respond more quickly to new or emerging technologies and changes in customer requirements.

CHANGES  IN  LAWS  REGARDING  THE  DIGITAL  DISTRIBUTION  OF  MUSIC

Significant changes in copyright law may make the service either illegal or unnecessary, and could result in the failure of the Issuer to pursue its business in the digital distribution of music. The laws respecting the transfer of digital information over the Internet is evolving. In 1998, the Digital Millenium Copyright Act came into force and provided some protection to service providers against liability for information or transmissions that appeared or passed through their website or servers. However, in the future, laws may be passed that would restrict the ability of iNoize to provide services that facilitate the transfer of copyrighted files among users to deliver those services. Furthermore, the impact on the music distribution businesses of iNoize and the Issuer resulting from the recent decision of the US Court of Appeal which limited Napster's ability to participate in the Internet distribution of digital music files is unknown. iNoize and the Jackalope website may be required to restrict participation in its streaming music business to license holders that can demonstrate compliance with copyright laws.

ADVERSE  EFFECTS  OF  INCORRECT  FINANCIAL  ASSUMPTIONS

The Issuer's business strategy is predicated on certain assumptions. These assumptions will include revenue and expense projections and the occurrence of certain future events. If the assumptions are incorrect, then the Issuer's potential return on investment from its minority interest in iNoize, and any revenues derived from the Jackalope website, may be adversely affected. Similarly, if the Issuer's actual costs to assist iNoize in developing its digital distribution business exceed projected revenues, then the Issuer's overall profits will be less than projected. Therefore, any returns to investors will largely be determined by management's ability to execute its plan of operation. There are no assurances that management will be successful in executing the Issuer's plan of operation. Projections are based upon current information and extrinsic factors, such as management's ability to obtain additional financing inflationary controls and market conditions.

LOSS OF INTEREST IN INTELLECTUAL PROPERTY / CLAIMS OF INFRINGEMENT BY THIRD PARTIES

iNoize has applied for a provisional patent for its technology and intends to register its copyrighted software and trademarks. However, there can be no assurance that iNoize will be successful in filing its regular utility patent on or before June 2002 or in protecting its proprietary rights from use by its competitors who choose to infringe upon its patents or who challenge the validity or scope of the patent. To the extent that iNoize will depend upon the Issuer for financial assistance, the Issuer may not have the financial resources to engage parties infringing upon iNoize's patents to enforce its intellectual property rights. The success of iNoize and the Issuer's Jackalope website may also depend upon the iNoize Technology not infringing any intellectual property rights of others and upon no such claims of infringement being made. If any claims of infringement are made, the Issuer may be held liable, in conjunction with iNoize, for damages for such infringement and be required to pay cash compensation. iNoize may also be forced to stop using its technology upon which it is currently dependent if use of that technology is found to infringe proprietary rights held by others. The business of the Issuer is materially dependent upon the protection of technology held by iNoize, and as a result of the foregoing, the price of the Issuer's common stock may fall.

ACCESS  TO  TECHNOLOGY  BY  COMPETITORS

The digital distribution business is readily accessible and can be easily entered by competitors. There are currently a number of services that enable the transmission of digital music over the Internet, including in streaming format. Furthermore, increased competition may have a negative impact on the price of the Issuer's common stock.

UNCERTAINTY  OF  MARKET  ACCEPTANCE

The Issuer expects to experience significant fluctuations in operating results in future periods due to:

-     the  ability  to  attract  users  to  the  iNoize  and Jackalope websites;

- the ability to produce content and/or procure licenses to music that will attract users and in turn, generate revenues;

- intense competition from other providers of digital distribution of music over the Internet;

- the ability to upgrade and develop systems and infrastructure in a timely and effective manner;

-     technical  difficulties  such  as  system  downtime;

- the ability to attract users at a steady rate and to maintain customer satisfaction;

- the amount and timing of operating costs and capital expenditures relating to operations, infrastructure and expansion of the business,

- the amount and timing of operating costs and capital expenditures relating to the implementation of marketing programs,

MARKETING  PROGRAM

If the Issuer does not achieve successful results from its proposed marketing program for its Jackalope service and align itself with companies that possess the tools to increase the quality and attractiveness of the service, the Issuer will be unable to increases the user base and, thus, the advertising revenues from banner ads, pop up ads and/or stream inserted advertisements will be unachievable. The Issuer will only be able to attract advertisers and its database information will only be viable if it is able to successfully increase the size of the Jackalope user base.

KEY  AGREEMENTS

The  Issuer  needs  to  procure  certain  key  agreements:

- In order to comply with royalty and licensing legal requirements and avoid infringing on copyright laws, the Issuer needs to procure key license agreements with companies that provide content to music websites, which companies then pay royalties to the artists they represent from the license fees. The Issuer is looking to enter into license agreements with American Society of Composers, Authors and Publishers ("ASCAP"), SESAC, Inc. and/or

     Harry Fox Agency, Inc. If the Issuer is unable to procure license agreements with any or all of such companies, it will be unable to provide music content online without creating liability for artist royalties and/or infringing copyright laws. The Issuer has entered into a license agreement with Broadcast Music Inc. ("BMI"), as of January 23rd, 2002.

- In order to comply with the terms of any licensing agreements for music content, the Issuer will need to procure an agreement with a company that has audio tracking software that it can integrate into the Jackalope website to properly track all of the songs that are streamed over the Jackalope website, which information can then be provided to the licensors. The Issuer proposes to enter into negotiations with eLiberation (www.eLiberation.com), which has tracking software that has been reviewed by the Recording Industry Association of America, once the Issuer has completed its technology upgrades, expected to be completed by mid to late March 2002 If the Issuer is unable to include tracking software on its website, it will not be able to fulfill the terms of any licensing agreements and, thus, would not have the ability to provide music content.

- The Issuer needs to procure advertising and sales contracts with key advertisers and music labels and retailers for its database sales. If the Issuer is unable to bring in advertisers it will not be able to generate a substantial portion of its anticipated revenues.

THE ISSUER'S BUSINESS WILL SUFFER IF IT IS UNABLE TO SCALE ITS OPERATIONS AS DEMAND INCREASES

Although the iNoize Technology has been designed to provide scalability, the Issuer's operations may not be sufficient to maintain superior performance if customer demands exceed projected levels. The Issuer cannot be certain that its technology and equipment can serve a substantially larger number of customers on a timely basis. It also cannot ensure that it will be able to make investments successfully or at an acceptable or commercially reasonable cost to keep up with demand.

The following risk factors relate to the Issuer's possible acquisitions of other business interests.

THE  PROPOSED  VENTURE  CAPITAL  OPERATIONS  OF  THE  ISSUER  ARE  SPECULATIVE

If the Issuer decides to proceed with acquiring other business interests, the Issuer's success will depend to a large extent upon the operations, financial condition and management of the identified target company. While the Issuer will prefer participating in acquisitions with businesses having established operating histories, there can be no assurance that the Issuer will be successful in locating candidates meeting such criteria. In the event that the Issuer completes an acquisition, the success of the operations will depend upon management of the target company and numerous other factors beyond the Issuer's control. There is no assurance that the Issuer can successfully identify suitable target companies and consummate additional business acquisitions.

THERE  IS  A  SCARCITY  OF  AND  COMPETITION  FOR  BUSINESS  ACQUISITIONS

If the Issuer decides to proceed with acquiring other business interests, the Issuer will be an insignificant participant in the business of seeking equity participation in entities such as iNoize. However, a large number of venture capital firms are active in mergers and acquisitions of companies which may also be merger or acquisition target candidates for the Issuer. These entities may have significantly greater financial resources, technical expertise and managerial capabilities than the Issuer and, consequently, the Issuer may be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business acquisition. Moreover, the Issuer will also compete with numerous other small public companies in seeking merger or acquisition candidates.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

The following risk factor is a general risk that investors should consider before making any investment in the Issuer's securities.

DESIGNATION  AS  A  PENNY  STOCK

The Issuer's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Issuer's common stock. Compliance with procedures relating to the sale by broker-dealers of penny stocks may make it more difficult for purchasers of the Issuer's common stock to resell their shares to third parties or to otherwise dispose of such shares.

THE  ISSUER  DOES  NOT  EXPECT  TO  PAY  ANY DIVIDENDS IN THE FORESEEABLE FUTURE

The Issuer does not contemplate paying cash dividends in the foreseeable future. Future dividends will depend on the Issuer's, if any, and its financial requirements.

ITEM  2  -  PLAN  OF  OPERATION

General

The Issuer is currently in the business of distributing music in digital format over the Internet. The Internet is rapidly developing as a new distribution channel for the sale, delivery and sharing of pre-recorded music. The Issuer may also consider acquiring interests in other high-technology start-up businesses by providing those businesses with access to capital as well as industry, marketing and strategic consulting services.

Although the Issuer has commenced offering its services to approximately 8,000 users, it has not generated significant revenues to date due to the limited size of its user base. It is expected that as the user base increases, banner advertising and ecommerce revenues will increase accordingly. The report of the Issuer's independent auditors on its January 31, 2001 financial statements includes a note stating that the Issuer's ability to continue as a going concern is dependent upon the ability of the Issuer to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Issuer has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2003 by issuing equity securities.

Management believes that the Issuer's plans to continue as a going concern as set forth below are reasonably capable of removing the threat to the continuation of the business during the following twelve month period.


PRIMARY GOAL                                       SPECIFIC GOAL                      COMMENCING
Advertising and marketing         Full scale college campus promotional       1st Quarter 2002
Campaign                          campaign with live "bridges fell" concert
                                  events  - including Jackalope promotional
                                  team members on college campuses and at
                                  college campus events handing out
                                  Jackalope merchandise and marketing
                                  materials and talking to students to
                                  generate brand recognition of the Jackalope
                                  name amongst the Jackalope service's
                                  target market. At "bridges fell" shows, the
                                  promotional staff will assist in the
                                  promotion of "bridges fell" as well as
                                  promoting the Jackalope website to the live
                                  audience.

                                  Marketing and sale of "bridges fell" CD at       1st Quarter 2002
                                  spring break tourist destinations and
                                  throughout college campuses - this will
                                  consist of promotional staff handing out
                                  Jackalope materials and promoting the
                                  Jackalope website at these events while
                                  promoting the presence of "bridges fell"
                                  music at www.jackalopeaudio.com as a
                                  way of driving traffic to the website and at
                                  the same time promoting the band's music
                                  to sell the CD.

                                  Marketing and advertising of Jackalope       1st Quarter 2002
                                  service and website at "bridges fell" concert
                                  events and at college campuses.

Improvements and upgrades to      Ensure compatability with new operating          1st Quarter 2002
Technology                        systems and software, which improvement
                                  will  make the service compatible with
                                  Windows ME as well as all updates of
                                  Microsoft Internet Explorer.

                                  Further improvements to the                      1st Quarter 2003
                                  SmartSourcing technology for more
                                  accurate file recognition and better
                                  streaming quality. Because SmartSourcing
                                  works to improve streaming quality by
                                  recognizing several users with the same file
                                  and then using an assigned piece of the
                                  song from each of those users to complete a
                                  clear, uninterrupted stream to the end user,
                                  the better the file recognition, the better the
                                  match the technology can find and
                                  therefore the better the resulting stream.

Finalize key agreements           Finalize agreement with eLiberation for          2nd Quarter 2002
                                  audio tracking software

                                  Enter into Internet licenseing agreement         3rd Quarter 2002
                                  with ASCAP, SESAC and Harry Fox
                                  Agency

Add advertising and music         Commence negotiations for advertisers on         3rd Quarter 2002
labels and retailers              Website

Launch "The Jackalope"            Procure advertisers for magazine                 1st Quarter 2002
magazine, which will be an
entertainment magazine dealing    Commence distribution of Jackalope               2nd Quarter 2002
primarily with music related      magazine on college campuses in
information geared towards the    Connecticut and Rhode Island
college student crowd, with
content done by college           Increase distribution of Jackalope magazine      3rd Quarter 2002
students, and it will also serve  to college campuses in Massachusetts and
as an advertisement for the       New York
Jackalope Audio website and
help to create band awareness

Increase music                    Sign on a new music group in a manner            4th Quarter 2002
group/entertainers                similar to "bridges fell" for promotion
                                  under Jackalope Entertainment division.

ACQUISITION  OF  INTEREST  IN  INOIZE

On September 28, 2000, the Issuer entered into a Subscription Agreement with iNoize to acquire 2,500,000 Class B voting common shares of iNoize, representing a 33% equity ownership interest, for a purchase price of US$166,665 ($250,000 Cdn.). By a further Subscription Agreement dated May 25th, 2001, the Issuer acquired an additional 1,875,000 Class B voting common shares of iNoize for and in consideration of US$66,665 ($100,000 Cdn.), thereby increasing the Issuer's interest in iNoize to 46%.

To the extent that iNoize's business will affect the Issuer's return on investment, iNoize is currently devoting most of its time and energy to the refinement of its proprietary software technology. This involves supervising the software development consultants, providing creative input and ensuring that the components function at an acceptable level.

iNoize has also begun to focus on marketing activities. Attending trade shows and other related high-technology events will be the primary component of iNoize's activities in order to forge strategic relationships with companies interested in licensing the iNoize Technology. It is anticipated that research and development expenses will be iNoize's most significant expense in the following 12 months. Funding is currently being provided by the Issuer by way of loans, which loans will be repaid upon receipt by iNoize of its Scientific Research and Experimental Development ("SR&ED") claim, which is expected to be approximately US$50,385 ($81,265 Cdn.) and is expected by mid to late March 2002. The SR&ED program is funded by the Canadian federal government, which provides income tax incentives to Canadian-controlled private corporations with less than $200,000 Cdn of taxable income for SR&ED Canada. The program encourages industry, including small business and start-up firms, to develop technologically advanced products and processes in Canada. To qualify for the SR&ED program, a project must advance understanding of scientific relations or technologies; it must address scientific or technological uncertainty; and it must incorporate a systematic investigation by experiment of analysis performed by qualified personnel.

LICENSE  AGREEMENT  WITH  INOIZE

The Issuer entered into the License Agreement, whereby iNoize granted the Issuer the non-exclusive worldwide right to use the iNoize Technology on the Jackalope website. Pursuant to the terms of the License Agreement, iNoize will provide all website hosting, technical and management services required to operate the website. The License Agreement also permits the Issuer to sublicense the iNoize Technology to any third party retained by the Issuer to develop, host or maintain the Jackalope website on behalf of the Issuer.

The Issuer is currently focused upon building brand awareness of the Jackalope website by holding marketing events at college campuses and music clubs and advertising on radio stations in large American cities, including Boston, New York and Philadelphia. It is anticipated that marketing expenses will be the Issuer's most significant expense in the following 12 months.

ACQUISITION  OF  OTHER  BUSINESS  INTERESTS

If the Issuer decides to proceed with acquiring other business interests, the Issuer may acquire an interest in a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital, which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring all of the assets and goodwill of a corporation, or acquiring a controlling interest in a corporation or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Issuer may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky because of general economic conditions, rapid technological advances and shortages of available capital. Management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Currently, no member of the Issuer's management or any promoter of the Issuer, or affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company.

The Issuer does not have any current plans, arrangements, agreements, or understandings to acquire other businesses, and is focusing its efforts on the agreement with iNoize.com and the Jackalope Subsidiary.

MARKETING  STRATEGIES

The Issuer's management believes that marketing will be the key to success in the short term and in the long term for the iNoize and Jackalope websites. As a result, the Issuer intends to focus much of its energies in the next 12 months toward building brand awareness of the iNoize.com software application and the Jackalope website.

To the extent that iNoize will affect the Issuer's return on investment, iNoize will market and build brand awareness of its software in the next 12 months by networking at trade shows and industry events with potential companies interested in licensing the iNoize software. The target market for iNoize's software will be Internet-based companies that would like to take advantage of iNoize's peer-to-peer technology to save broadband costs when transmitting music digitally over the Internet.

The Jackalope name is being promoted and its products and services are and/or will be introduced to music lovers and to the music industry through targeted advertising, marketing and through sponsorships and relationships with a variety of key industry players to access a multitude of distribution channels.

Key components of the company's strategy to promote the Jackalope website include:

- Marketing efforts such as live event promotions featuring the "Jaz the Jackalope" mascot and the Jackalope Street Team at concerts and Jackalope organized events promoting the Jackalope online music service.

- Jackalope will send representatives to college campuses, concerts, clubs, and various other venues to promote the site directly to potential Jackalope users.

- Print articles and advertising in key venues and publications addressing the target demographics, such as Internet-related publications, teen and music magazines and popular online music destinations. Examples of such publications include Wired, Business 2.0, CNET, Yahoo, MTV.com, and College and University weekly publications. Partnerships will also be sought with key music industry participants.

- Promotional agreements will be sought with record labels and music related businesses looking to test the digital file sharing market with a secure delivery system that can provide extensive feedback on customer listening patterns. Due to the fact that the Jackalope service allows users to listen to music, as opposed to illegally downloading it, the Jackalope service creates a platform for record labels and artists to spread their music and gauge listener reaction without having to sacrifice revenue streams in the process.

- Bundling agreements will be sought with broadband Internet service providers to provide access to the Jackalope website. The Jackalope download and installation can be bundled in the packaging of service for broadband subscribers as a value added bonus with the provider's packaging.

- Partnerships will be sought with major music retailers that will connect the Jackalope website community to online CD sales on their web properties. Jackalope will look to become a virtual record store, where members can listen to a selection at the computer, and move directly through the Jackalope website to an affiliate partner to purchase the artist's music through a Jackalope mediated transaction.

- In addition to music retailers, ticket agents and distributors of music-related goods will be sought as co-marketing partners.

REVENUE  STREAMS

As discussed under the section entitled "Business of the Issuer", to the extent that iNoize's business of licensing its proprietary technology is successful, the Issuer may earn dividends through its minority interest in iNoize. The Issuer anticipates that iNoize will generate most of its revenues by entering into licensing agreements with companies that have secured digital distribution rights from the big five music labels. iNoize's peer-to-peer technology can substantially reduce broadband costs for companies that digitally transmit music from their own servers to the recipient users.

iNoize will also permit those companies that license the iNoize software to enter into reseller agreements with other Internet based companies that are interested in offering digital distribution of music on their website. The music will be packaged and distributed under the names of the Internet based companies that have entered into the reseller agreements.

The Issuer anticipates that it will generate a substantial portion of its revenues from the Jackalope website through its e-commerce links and banner advertisements. A secondary source of revenue expected is from the issuance of dividends from iNoize based on licensing agreements it enters into with third parties. iNoize does not at present have an established dividend policy. It is expected that once revenues commence iNoize will then determine its dividend policy. As a minority holder of iNoize, the Issuer has no control over the decision-making ability of iNoize to distribute dividends.

The Jackalope website is equipped with links permitting its users to purchase music that they have just listened to, concert tickets or band merchandise. Jackalope is currently affiliate partners with Amazon.com and TicketsNow.com. The affiliate partnership agreements and terms for these companies can be found on their respective corporate web sites. The Issuer also anticipates that revenue will be generated through its Jackalope Entertainment division that specializes in band management and band promotion.

The Issuer has not to date generated any revenues from the license agreement with iNoize.com or the Jackalope website due to the limited size of its user base. Management anticipates that as the user base increases as a result of the proposed marketing and advertising campaigns, revenues will commence commensurate with the size of the user base. The Jackalope MP3 sharing service has been online since March 19, 2001.

Currently, the Issuer does not have exclusive contracts with any third party companies related to: (1) supplying, shipping, or processing its e-commerce business operations, (2) selling, purchasing or designing its web site banner advertisements.

CASH  REQUIREMENTS

The Issuer currently has sufficient working capital to meet its cash requirements for a period of 12 months. The Issuer's management will be seeking to arrange additional equity financing in the upcoming months. Any additional funds raised will likely be used for marketing, general and administrative expenses and, to the extent that iNoize will rely upon the Issuer for financing, software development and maintenance. The funds loaned to iNoize to date from the Issuer in the amount of $41,918 US ($67,609 Cdn.), including outstanding interest, will be repaid once the Issuer receives its SR&ED claim of approximately US$50,385 ($81,265 Cdn.) The unsecured loan is due on April 30th, 2002 and bears interest at the prime rate of interest of the Bank of Canada plus 2%. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by the Issuer's management as opportunities to raise funds arise. Specific plans related to marketing and any additional software development will be devised once financing has been completed and the Issuer's management knows what funds will be available for these purposes. If additional financing is unavailable, iNoize will, to the extent possible, rely on revenue generated from licensing agreements and other sources identified above to meet its financial needs; similarly, the Issuer will rely upon revenues generated from its e-commerce links and banner advertisements. There is no guarantee, however, that the Issuer will meet working capital requirements on a continued basis. Refer to the section entitled "Risk Factors" herein.

ITEM  3  -  DESCRIPTION  OF  PROPERTY

Office  Space

The Issuer's principal executive offices are located at 165 State Street, New London, Connecticut, 06320. The Issuer leases approximately 750 square feet at a cost of $850 US per month.

ITEM  4  -  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Issuer's issued and outstanding common stock as of February 18th, 2002 by (i) each person who is known to the Issuer to be the beneficial owner of more than 5 percent of the Issuer's common stock; (ii) named directors and executive officers; and (iii) all directors and executive officers of the Issuer as a group:



                                                         AMOUNT AND NATURE OF
                                                           BENEFICIAL OWNER      PERCENT OF
TITLE OF CLASS  NAME AND ADDRESS OF BENEFICIAL OWNER                              CLASS (1)
--------------  -------------------------------------                            -----------

Common shares.  ANTON (TONY) J. DRESCHER                      1,649,713 (2) (3)       16.33%
                7547 Burris Street
                Burnaby, BC, Canada
Common shares.  EDWIN MOLINA                                  1,176,500 (2) (4)       11.65%
                84 East Shore Road
                Groton Long Point, CT   USA
Common shares.  NORMAN J. BONIN                                 717,500 (2) (5)        7.10%
                5769 Anchor Road
                Sechelt, BC, Canada
Common shares.  CHRISTOPHER DESROSIERS                         125,000 (2)  (6)        1.24%
                127 Niles Hill Road
                Waterford, CT   USA
Common shares.  GERHARD  (GARY) J. DRESCHER                     50,000 (2)  (7)        0.50%
                7721 Garrett Drive
                Delta, BC, Canada
                DIRECTORS AND OFFICERS AS A GROUP
                (4 PERSONS)                                  3,718,713 COMMON SHARES  36.82%


(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(3) Anton Drescher owns an additional 500,000 warrants to purchase up to an additional 600,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 100,000 warrants to purchase up to an additional 100,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(4) Edwin Molina owns an additional 1,00,000 warrants to purchase up to an additional 1,00,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 100,000 warrants to purchase up to an additional 100,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(5) Norman Bonin owns an additional 50,000 warrants to purchase up to an additional 50,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002 and 67,500 warrants to purchase up to an additional 67,500 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003
(6) Christopher Desrosiers owns an additional 25,000 warrants to purchase up to an additional 25,000 common shares at a price of $0.30 per share, which warrants expire on August 8, 2003.
(7) Gary Drescher has an additional 50,000 warrants to purchase up to an additional 50,000 common shares at a price of $0.064 per share, which warrants expire on October 2, 2002.

ITEM  5  --  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE  ISSUER

The following table sets forth, as of the date of this registration statement, the name, age, and position of the officers and directors of the Issuer and the date of appointment of such officer or director:


NAME                           AGE            POSITION (1)
Christopher Desrosiers. . . .   23         President and Director
Anton (Tony) J. Drescher. . .   44         Director and Corporate Secretary
Gerhard (Gary) Jakob Drescher   40         Director
Norman Julias Bonin . . . . .   48         Director

(1) Pursuant to the Issuer's Articles, all directors serve until such time as their successor has been elected, until they resign or until they are removed by majority vote at a meeting of the Issuer's shareholders. Officers are elected by the Issuer's directors and serve until such time as their successor is appointed, until they resign or until they are removed by the directors.

CHRISTOPHER DESROSIERS was appointed as President on March 2, 2001. Mr. Desrosiers has over 8 years of experience in the music industry both in the studio as an artist and producer, and also in broadcast radio holding positions in promotions, marketing, and program production. During the past 5 years to present, Mr. Desrosiers was a crew supervisor for the State of Connecticut, a promotions assistant and on air personality for WQGN-Q105 radio in New London, CT, and before taking a position as Project Manager at iQuest Networks in 2000, Mr. Desrosiers was most recently the Manager of Marketing and Business
Development at USA Video Interactive Corp. Mr. Desrosiers was promoted from Project Manager to President of iQuest in early 2001. He holds a Bachelor's Degree in Communication Studies from the University of Rhode Island and was a member of the Lambda Pi Eta and Golden Key National Honor Societies.

ANTON (TONY) J. DRESCHER has been the Corporate Secretary of the Issuer since August 12, 1993, and has also served as Director since October 23, 1996. During the past 5 years to present, Mr. Drescher has provided administrative and consulting services in his capacity as President and a Director of Harbour Pacific Capital Corp. and Westpoint Management Consultants Ltd. of Vancouver, British Columbia, Canada. Mr. Drescher also currently serves or has served as a Director of the following Canadian Venture Exchange listed companies during the last 5 years: Cal-Star Inc. (formerly "Future Link Systems Inc.") (1997 to the present), International Tower Hill Mines Ltd. (October 1991 to the present), USA Video Interactive Corp. (June 1993 to the present), ACT Industrial Corporation (April 1994 to February 1998), Cardero Resource Corp. (March 1996 to April 2000) and Consolidated Team Resources Corp. (May 1994 to December 1995). Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974. He also obtained his Certified Management Accountant's designation in October 1981.

NORMAN JULIAS BONIN has been a Director of the Issuer since July 7, 2000. During the past 5 years to present, Mr. Bonin has been the owner/manager of Direct Disposal Corp., a waste management and disposal company based in Sechelt, British Columbia, Canada. Mr. Bonin currently serves or has served as Director of the following Canadian Venture Exchange listed companies during the last 5 years: International Tower Hill Mines Inc. (1988 to present), Cal-Star Inc.

(formerly "Future Link Systems Inc.") (August 2000 to the present), Cardero Resource Corp. (January 1997 to April 2000), USA Video Interactive Corp.(June 1998 to June 2000), ACT Industrial Corp. (May 1995 to February 1998) and Force Technologies Inc. (November 1995 to October 1996).

GERHARD (GARY) JAKOB DRESCHER has been a Director of the iQuest Networks Inc. since July 7, 2000. From 1989 to present, Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm. Mr. Drescher has also served as Director of Cal-Star Inc. (formerly "Future Link Systems Inc.") since April 1994, a company listed on the Canadian Venture Exchange.

FAMILY  RELATIONSHIPS

Gerhard  (Gary) Jakob Drescher, a director of the Issuer is the brother of Anton
(Tony)  J.  Drescher,  a  director  and  the  Corporate Secretary of the Issuer.

INVOLVEMENT  IN  LEGAL  PROCEEDINGS

During  the  past  five  years,  no  director or officer of the Issuer has been:

- a general partner or executive officer of a business against which a bankruptcy petition was filed;

- convicted in a criminal proceeding or is currently subject to a pending criminal proceeding;

- subject to any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending him/her from, or otherwise limiting his/her involvement in, any type of business, securities or banking activities; or

- found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

DIRECTORS  AND  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES  OF  INOIZE

CRAIG HAMILTON, age 30, has been a Director and President of iNoize since July 2000. He is responsible for overall management and strategic planning. Mr. Hamilton has several years of experience with software startups. He co-founded Pyramid Software Inc. in 1994. Mr. Hamilton was involved with the programming required for the Point-of-Sale software for automobile repair shops, as well as the sales and marketing of the product. Mr. Hamilton has also worked as a software development consultant for GTE from March 1999 to September 1999 and Waterfront Employers of British Columbia from March 1998 to January 1999. Mr. Hamilton has a Bachelor's in Computer Engineering and Management from McMaster University in Canada.

ALISTAIR FRASER, age 29, has been a Director of iNoize since June, 2000 and is also the Senior System Architect at iNoize. Mr. Fraser has 4 years of Java programming experience. He has worked on projects at GTE from April 1999 to August 1999, developing a large multi-threaded distributed Java application. He also worked at West Coast Energy from July 1997 to February 1999 as a primary designer of a large (150+ screen) multi-threaded, distributed Java e-commerce application. Current users include shippers, receipt point operators, revenue accountants and secretaries. During 1999, Mr. Fraser designed and managed the Mortgage Exchange Link, an application package for the mortgage industry in the United States, designed for over 15,000 concurrent users. He also developed WestFLO, an extranet computing model designed to provide reliable, real-time data access to customers, suppliers and partners. Mr. Fraser obtained his Masters Degree in Atmospheric Physics from the University of Washington in 1996.

DR. JEFF BEIS, age 38, is the lead technical product developer of iNoize. Dr. Beis has worked as a contractor in software development for 5 years and has completed projects for West Coast Energy from 1998 to 1999 and for the City of Surrey from 1997 to 1998. Dr. Beis obtained a Doctorate in Computer Vision from the University of British Columbia in 1997.

TECHNICAL  ADVISORY  BOARD  OF  INOIZE

KAREL TEN HOOPE is the founder and operator of the high-tech consulting firm, KnowledgeTech Consulting Inc. ("KnowledgeTech"). KnowledgeTech employs over 60 people in 5 offices located in North and South America. KnowledgeTech specializes in leading edge development projects, and has been focused on delivering Internet technology based solutions for more than 6 years. Mr. ten Hoope has had key technology roles at the former Vancouver Stock Exchange and Sierra Systems Consultants including technical leadership for projects as well as technical pre-sales, support and marketing for North America. Mr. ten Hoope is a founding partner of iNoize and owns a minority interest in iNoize. Mr. ten Hoope obtained a Bachelor of Science degree in 1980 and a Masters in Business Administration in 1990 from the University of British Columbia. He obtained a Management Information Systems diploma at the British Columbia Institute of Technology in 1984.

DR. BRENDAN MUMEY has a Ph.D. in Computing Sciences from University of Washington and has extensive experience in the development of commercial software application. Dr. Mumey provides iNoize with expert technical advice on the algorithms required for a building a highly scalable application.

ANDREW S. ATKINS was called to the Bar of British Columbia in August, 1986. During the two years immediately following his call, he acted as the Director of Business Affairs for S.L. Feldman & Associates, a division of A& F Music Ltd., owned by Sam Feldman and Bruce Allen. Subsequently, Mr. Atkins practiced for 3 years with the law firm of Russell & DuMoulin, during which time he focused his practice on matters in the entertainment field. Mr. Atkins is currently a sole practitioner focusing his practice on entertainment related matters. Mr. Atkins has lectured extensively for the Continuing Legal Education Program as well as other industry forums on matters involving the exploitation of music and the production of motion pictures and television programs and has appeared as a featured speaker on the television show "Legal Wise". Mr. Atkins has taught courses in Media and Communications at the University of British Columbia Law School and Entertainment Contracts at the Trebas Music Institute for the Recording Arts.

ITEM  6  -  EXECUTIVE  COMPENSATION

The following table provides a summary of the compensation paid to the Issuer's executive officers and directors for the past three fiscal years ending January
31. No officers or directors of the Issuer received in excess of US$66,665 ($100,000 Cdn.) in annual salary and bonus.


                                                   SUMMARY COMPENSATION TABLE
                                                   --------------------------
                                                        LONG TERM COMPENSATION
                                                        ----------------------
                                              ANNUAL COMPENSATION     AWARDS     PAYOUTS
                                              -------------------     ------     -------


(A)                  (B)     (C)     (D)         (E)            (F)                 (G)                (H)            (I)
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
Name and                                    Other Annual     Restricted    Securities Underlying
Principal                  Salary   Bonus   Compensation   Stock Award(s)       Options/SARs          LTIP         All Other
Position            Year     ($)     ($)         ($)            ($)                 (#)            Payouts ($)  Compensation ($)
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------

CHRISTOPHER
DESROSIERS

President/ . . . .   2001
Director                   Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------         -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
ANTON J.
DRESCHER

Secretary/ . . . .   2001
Director                   Nil      Nil     US$21,200      Nil             Nil                     Nil          US$2,439
------------------         -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000
                           Nil      Nil     US$25,600      Nil             Nil                     Nil          US$3,135
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999
                           Nil      Nil     US$24,265      Nil             Nil                     Nil          US$2,072
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
NORMAN J.
BONIN

Director . . . . .   2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
GERHARD J.
DRESCHER

Director . . . . .   2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
WILLIAM BURKE

Former President/
Director . . . . .   2001  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------  -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000  Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999  Nil      Nil     US$44,720      Nil             Nil                     Nil          Nil
                    -----  -------  ------  -------------  --------------  ----------------------  -----------  ----------------
DAVID SAHUD
                     2001
Former Director            Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------         -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------

                                       36

GORDON F. LEE
                     2001
Former Director            Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------         -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999
                           Nil      Nil     US$30,000      Nil             Nil                     Nil          US$33,335
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
PATRICK BURKE

Former . . . . . .   2001
Consultant                 Nil      Nil     Nil            Nil             Nil                     Nil          Nil
------------------         -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     2000
                           Nil      Nil     Nil            Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------
                     1999
                           Nil      Nil     US$20,585      Nil             Nil                     Nil          Nil
                           -------  ------  -------------  --------------  ----------------------  -----------  ----------------

2001  STOCK  OPTION  PLAN

The Issuer's 2001 Stock Option (the "2001 Plan") was adopted by the Board of Directors on June 11, 2001 and approved by the shareholders on July 20th, 2001. The 2001 Plan authorizes the issuance of up to 2,000,000 of the Issuer's common shares. Because the Issuer's shares are listed on the Canadian Venture Exchange, in no event, however, may the number of shares issuable under the 2001 Plan exceed, in the aggregate, 10% of the Issuer's issued and outstanding common shares. The stock subject to options under the 2001 Plan will be authorized but unissued common shares of the Issuer, including shares issuable under options that terminate without being exercised in whole or in part. The 2001 Plan provides for the issuance of both incentive stock options and non-qualified options as those terms are defined in the Internal Revenue Code of 1986, as amended (the "Code").

The  principal  features  of  the  2001  Plan  are  summarized  below.

ADMINISTRATION

The 2001 Plan will be administered by the Board of Directors, which may appoint a committee of the Board of Directors (the "Committee") comprised of two or more of directors, each of whom will be a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "Outside Director" within the meaning of Section 162(m) of the Code, to administer the 2001 Plan. Subject to the terms of the 2001 Plan, the Board of Directors or the Committee may determine and designate those employees, directors and consultants of the Issuer and its subsidiaries to whom options should be granted and the nature and terms of the options to be granted.

ELIGIBILITY

All employees of the Issuer, including its executive officers and directors who are also employees, are eligible to participate in the 2001 Plan. Additionally, directors who are not employees, as well as consultants and advisers to the Issuer, are eligible to receive options under the 2001 Plan, except that such persons may only receive non-qualified options.

EXERCISE  OF  STOCK  OPTIONS

The exercise price per share for each option granted under the 2001 Plan shall be determined by the Board of Directors or the Committee. However, the exercise price per share of each incentive stock option granted under the 2001 Plan shall not be less than the fair market value of the common shares on the date of the grant for incentive stock options; and 110% of the fair market value of the common shares for each incentive stock option granted to an individual owning more than 10% of the total combined voting power of all classes of stock of the Issuer ("10% Shareholders"). In addition, because the Issuer's shares are traded on the Canadian Venture Exchange, the exercise price of options granted under the 2001 Plan may not be less than the minimum price permitted under the Canadian Venture Exchange's policies, which is generally the market price at the close of trading on the day immediately preceding the day the options are granted, subject to certain allowable discounts. The exercise price is payable in cash.

Subject to earlier termination upon termination of employment and the incentive stock option limitations as provided in the 2001 Plan, each option shall expire on the date specified by the Board of Directors or the Committee, which shall be no later than five years from the date of grant for grants to 10% Shareholders and ten years for all other options. Because, however, the Issuer's shares are traded on the Canadian Venture Exchange, no option may have a term greater than that permitted under the Canadian Venture Exchange's rules, which is currently five years.

The options will either be fully exercisable on the date of grant or shall be exercisable thereafter in such installments as the Board of Directors or Committee may specify. Upon termination of employment or other service of an option holder, an option may only be exercised for a period of three months or, in the case of termination due to disability or death, a period of 12 months.

CHANGE  IN  CONTROL

If the Issuer is to be consolidated with or acquired by another entity in a merger, or there is to be a sale of all or substantially all of the Issuer's assets or stock, the Board of Directors may, either by agreement or by action taken before the triggering transaction (i) provide in any agreement with the surviving, new or acquiring Issuer to grant options to the optionees to replace options granted under the 2001 Plan, (ii) make unvested options immediately exercisable, or (iii) take such other action as it determines may be reasonable under the circumstances in order to permit optionees to realize the value of the rights granted to them under the 2001 Plan.

TRANSFERABILITY

Options granted under the 2001 Plan may not be transferred except by will or the laws of the descent and distribution and, during his or her lifetime, options may be exercised only by the optionee.

CERTAIN  ADJUSTMENTS

In the event of any change in the number or kind of outstanding common shares of the Issuer by reason of a stock dividend, stock split, recapitalization, combination, subdivision, rights issuance or other similar corporate change, the Board of the Committee shall make such adjustment in the number of common shares that may be issued under the 2001 Plan, and the number of common shares subject to, and the exercise price of, each then-outstanding option, as it, in its sole discretion, deems appropriate.

AMENDMENT  OR  DISCONTINUANCE

The Board may amend or discontinue the 2001 Plan, provided that no amendment may, without an optionee's consent, materially and adversely effect any rights under any option previously granted to the optionee under the 2001 Plan. Additionally, the approval of the Issuer's shareholders is required for any amendment that would:

- increase or decrease the number of common shares that may be issued under the 2001 Plan; or

- materially modify the requirements as to eligibility for participation in the 2001 Plan.

As of the date of this registration statement, the Issuer has not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. The Issuer has no arrangements for the compensation of directors and officers for their services as directors and officers. No stock options were exercised during the year ended January 31, 2001 or subsequent to January 31, 2001.

PLANS  AND  OTHER  COMPENSATION

No pension plan or retirement benefit plans have been instituted by the Issuer and none are proposed at this time. Other than as disclosed herein, the Issuer has not paid any additional compensation to its directors and senior officers for the fiscal year ended January 31, 2001.

ITEM  7  --  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

The Issuer pays $1,650 US per month for administrative and accounting services to a management company controlled by Anton Drescher, a director of the Issuer. The services include bookkeeping and financial record keeping, secretarial and receptionist duties.

The Issuer has not been a party to any other transactions during the past two years, and is not currently a party to any other transaction, in which any directors, officers or holders of greater than 5% of the Issuer's securities, or any immediate family members of any of the foregoing, have any direct or indirect material interest.

ITEM  8  --  DESCRIPTION  OF  SECURITIES

The authorized capital of the Issuer is 100,000,000 shares of common stock with no par value, of which 10,100,494 shares of common stock were issued and outstanding as at February 18th, 2002.

VOTING  RIGHTS

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

DIVIDEND  RIGHTS

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Issuer legally available therefore.

PREEMPTIVE  RIGHTS

Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Issuer.

CHARTER  AND  BYLAW  PROVISIONS  CONCERNING  CHANGES  IN  CONTROL

There is no provision in the Issuer's by-laws or other incorporating documents that would delay, defer or prevent a change in control of the Issuer.

TRANSFER  AGENT

The transfer agent for the Issuer is Pacific Corporate Trust Company, 10th Floor, 830 Howe Street, Vancouver, B.C. V6C 3B8 Canada.

                                    PART  II

ITEM  1  --  MARKET  FOR  COMMON  STOCK  AND  RELATED  MATTERS

PRINCIPAL  MARKETS

The Issuer's securities have been listed for trading as a Tier 3 Issuer on the Canadian Venture Exchange under the ticker symbol "YQN" since October 2, 2000. Prior to becoming listed on the Canadian Venture Exchange, the Issuer's shares were quoted on the Canadian Dealing Network, Canada's largest over-the-counter market, most recently under the ticker symbol "IQNI". On July 20th, 2001 the

Issuer's shares commenced trading on the Berlin Stock Exchange Unofficial Regulated Market under the trading symbol "IQ4" and on October 3rd, 2001, the shares of the Issuer commenced trading on the Frankfurt Stock Exchange. The Issuer has been assigned the trading symbol "IQNW" by the NASD, but does not currently trade in the United States. However, the Issuer intends to apply to be quoted on the NASD's Over-the-Counter Bulletin Board in the near future.

The Canadian Venture Exchange currently classifies companies into either Tier 1 or Tier 2 companies based on standards, including historical financial performance, stage of development and financial resources of the company at the time of listing. Tier 1 is the Canadian Venture Exchange's premier tier and is reserved for the Canadian Venture Exchange's most advanced companies with the most significant financial resources. Tier 2 is the tier where the majority of the Canadian Venture Exchange's listed companies trade.

The Canadian Venture Exchange recently introduced Tier 3. This new tier serves as a transitional step to move Canadian Dealing Network quoted companies to the Canadian Venture Exchange's prescribed auction market. The transfer of these quoted companies from the Canadian Dealing Network to the Canadian Venture Exchange was part of an overall Canadian securities market restructuring. As a result, Canadian Dealing Network companies were moved to Tier 3 of the Canadian Venture Exchange without having to complete the normal listing and sponsorship processes that companies must undertake to become listed on the Canadian Venture Exchange. The Canadian Venture Exchange plans to conduct a complete review of the Tier 3 companies by the end of this year to ensure that they meet tier maintenance requirements of companies ranked as Tier 2. If Tier 3 companies fail to meet Tier 2 maintenance requirements, they will have up to 18 months following the review to take the necessary steps to meet these requirements.

HIGH  AND  LOW  BID  INFORMATION

The following table sets out high and low sales prices in U.S. for the Issuer's common shares on the Canadian Venture Exchange for each quarter starting on February 1, 1998:


QUARTER ENDED              HIGH     LOW
------------------------  ------  -------

April 30, 1998 . . . . .  $ 0.21  $ 0.092
------------------------  ------  -------
July 31, 1998. . . . . .  $ 0.14  $ 0.046
------------------------  ------  -------
October 31, 1998 . . . .  $0.066  $ 0.026
------------------------  ------  -------
January 31, 1999 . . . .  $0.033  $  0.02
------------------------  ------  -------
April 30, 1999 . . . . .  $0.033  $  0.02
------------------------  ------  -------
July 31, 1999. . . . . .  $0.099  $ 0.033
------------------------  ------  -------
October 31, 1999 . . . .  $0.053  $ 0.039
------------------------  ------  -------
January 31, 2000 (1) . .  $0.039  $0.0065
------------------------  ------  -------
April 30, 2000 (1) . . .  $ 0.20  $ 0.020
------------------------  ------  -------
July 31, 2000 (1) (2). .  $0.066  $ 0.033
------------------------  ------  -------
October 31, 2000 (1) (2)  $ 0.99  $  0.26
------------------------  ------  -------
January 31, 2001 (1) (2)  $ 1.22  $  0.72
------------------------  ------  -------
April 30, 2001 (1) (2) .  $ 1.15  $  0.33
------------------------  ------  -------
July 31, 2001 (1) (2). .  $ 0.60  $  0.30
------------------------  ------  -------
October 31, 2001 (1) (2)  $ 0.56  $  0.13
------------------------  ------  -------
January 31, 2002 . . . .  $ 0.31  $  0.22
------------------------  ------  -------
February 18, 2002. . . .  $ 0.25  $  0.23
------------------------  ------  -------

(1) After consolidation of shares effected January 19, 2000, whereby ten old shares were exchanged for one new share.
(2) After consolidation of shares effected July 28, 2000, whereby two old shares were exchanged for one new share.

Quote data is obtained from Canada Stockwatch. Quotations posted on the Canadian Venture Exchange and CDN reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

There  is  no  public  trading  market  for  the  shares  of  iNoize.

HOLDERS

As at February 18, 2002, there were approximately 913 registered and non-registered stockholders holding 10,074,494 common shares of the Issuer.

DIVIDENDS

The Issuer has not declared any cash dividends on its common shares for the last 2 fiscal years or any subsequent interim period. The Issuer does not intend to pay cash dividends in the foreseeable future.

ITEM  2  -  LEGAL  PROCEEDINGS

There are no legal proceedings reportable pursuant to this section. As of the date of this Registration Statement, neither the Issuer nor iNoize has been served with notice of any legal proceedings and does not contemplate undertaking any legal proceedings.

ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the Issuer's two most recent fiscal years or any later interim period, there have been no changes and disagreements between the Issuer and its significant subsidiary's independent accountant.

ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the fiscal year ending January 31, 1999, the Issuer issued a total of 5,860,000 common shares, or 293,000 reverse-split common shares, as follows:

On  April  24,  1998,  the  Issuer  issued  400,000  common  shares,  or  20,000 reverse-split common shares, to Anton J. Drescher, a director of the Issuer, upon the exercise of 400,000 stock options at the exercise price of $0.084 Cdn. per share. The Issuer received cash consideration of US$22,400 ($33,600 Cdn.). The offering was made without registration under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Regulation S promulgated thereunder.

On April 24, 1998, the Issuer issued 150,000 common shares, or 7,500 reverse-split common shares, to Norman Bonin, a director of the Issuer, upon the exercise of 150,000 stock options at the exercise price of $0.084 Cdn. per share. The Issuer received cash consideration of US$ 8,400 ($12,600 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Regulation S promulgated thereunder.

On April 24, 1998, the Issuer issued 360,000 common shares, or 18,000 reverse-split common shares, to Gordon Lee, the Issuer's former president and director, upon the exercise of 360,000 stock options at the exercise price of $0.084 Cdn. per share. The Issuer received cash consideration of US$20,160 ($30,240 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 701 and Rule 506 of Regulation D promulgated thereunder.

On  April  29,  1998,  the  Issuer  issued  500,000  common  shares,  or  25,000 reverse-split common shares, to Anton J. Drescher, a director of the Issuer, upon the exercise of 500,000 share purchase warrants at the exercise price of $0.067 Cdn. per share. The Issuer received cash consideration of US$22,335 ($33,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On August 10, 1998, the Issuer issued 350,000 common shares, or 17,500 reverse-split common shares, to Bronco Financial Corp., a sophisticated investor, upon the exercise of 350,000 share purchase warrants at the exercise price of $0.067 Cdn. per share. The Issuer received cash consideration of $15,635 ($23,450 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section  4(2)  of  the  Securities  Act and Regulation S promulgated thereunder.

On  April  28,  1998,  the  Issuer  issued  150,000  common  shares,  or  7,500 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 150,000 share purchase warrants at the exercise price of $0.067 Cdn. per share. The Issuer received cash consideration of US$6,700 ($10,050 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On September 15, 1998, the Issuer issued 3,100,000 common shares, or 155,000 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 3,100,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of US$159,135 ($238,700 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On October 6, 1998, the Issuer issued 500,000 common shares, or 25,000 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 500,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of US$25,665 ($38,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On December 10, 1998, the Issuer issued 350,000 common shares, or 17,500 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 350,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of US$17,965 ($26,950 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

During the fiscal year ending January 31, 2000, the Issuer issued a total of 1,550,000 common shares, or 77,500 reverse-split common shares, as follows:

On June 25, 1999, the Issuer issued 400,000 common shares, or 20,000 reverse-split common shares, to Bronco Financial Corp. upon the exercise of 400,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of US$20,535 ($30,800 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Regulation S promulgated thereunder.

On September 1, 1999, the Issuer issued 1,000,000 common shares, or 50,000 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 1,000,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of US$51,335 ($77,000 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On October 26, 1999, the Issuer issued 150,000 common shares, or 7,500 reverse-split common shares, to USA Video Interactive Corp. upon the exercise of 150,000 share purchase warrants at the exercise price of $0.077 Cdn. per share. The Issuer received cash consideration of $US7,665 ($11,550 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

During the fiscal year ending January 31, 2001, the Issuer carried out two reverse splits and issued 6,025,000 common shares as follows:

On  January  19, 2000, the Issuer's common shares were split on the basis of one
(1) new share in exchange for ten (10) old shares. This reverse split was made without reliance on the exemption from registration contained in section 3(a)(9) of the Securities Act.

On July 28, 2000, the Issuer's common shares were split on the basis of one (1) new share in exchange for two (2) old shares. This reverse split was made without reliance on the exemption from registration contained in section 3(a)(9) of the Securities Act.

On October 16, 2000, the Issuer issued a total of 6,000,000 units of the Issuer at a price of $0.10 Cdn. per unit pursuant to a private placement. The Issuer received cash consideration of US$400,000 ($600,000 Cdn.). Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is for a two year term and entitles the holder to purchase an additional share of the Issuer's common stock at a price of $0.10 Cdn. per share until October 16, 2002. The units were issued to seven officers, directors and 10% shareholders of the Issuer, to seven accredited investors, to four non-accredited investors and to fifteen Canadian investors, including insiders and accredited investors. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in Rule 506 of Regulation D and Regulation S promulgated thereunder.

On November 28, 2000, the Issuer issued 25,000 common shares to William Burke upon the exercise of 25,000 share purchase warrants at the exercise price of $0.10 Cdn. per share. The Issuer received cash consideration of US$1,665 ($2,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Subsequent to the fiscal year ended January 31, 2001, the Issuer issued a total of 2,570,000 common shares as follows:

On April 23, 2001, the Issuer issued a total of 995,000 common shares to four warrant holders, Rowland Perkins (345,000 warrants), Kevin Yorio (125,000 warrants), Arness Cordick (225,000 warrants) and Norman Bonin (300,000 warrants), upon the exercise of a total of 995,000 share purchase warrants at the exercise price of $0.10 Cdn. per share. The Issuer received cash consideration of US$66,335 ($99,500 Cdn.). Rowland Perkins and Arness Cordick are sophisticated Canadian investors, Kevin Yorio is a sophisticated investor and Norman Bonin is a director of the Issuer. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On June 7, 2001, the Issuer issued a total of 550,000 common shares to two warrant holders, Christopher Desrosiers (50,000 warrants) and Anton J. Drescher (500,000 warrants) upon the exercise of a total of 550,000 share purchase warrants at the exercise price of $0.10 Cdn. per share. The Issuer received cash consideration of US$36,665 ($55,000 Cdn.). Both of the warrant holders are directors of the Issuer. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On August 15, 2001, the Issuer issued a total of 1,000,000 units of the Issuer at a price of US$0.25 ($0.39 Cdn.) per unit pursuant to a private placement. The Issuer received cash consideration of US$250,000 ($390,000 Cdn.). Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is for a two year term and entitles the holder to purchase an additional share of the Issuer's common stock at a price of US$0.30 ($0.46 Cdn.) per share until August 8, 2003. The units were issued to five officers, directors and 10% shareholders of the Issuer, to three accredited investors, to three non-accredited investors and to eleven Canadian investors, including insiders and accredited investors. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in Section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S promulgated thereunder.

On November 5, 2001, the Issuer issued 25,000 common shares to Andrew Atkins upon the exercise of 25,000 share purchase warrants at the exercise price of $0.10 Cdn. per share. The Issuer received cash consideration of US$1,665

($2,500 Cdn.). The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

ITEM  5  -  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Under the General Corporation Law of the State of Wyoming, the Issuer is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Issuer or served any other enterprise as a director, officer or employee at the request of the Issuer. Such persons may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding. In order to qualify for such indemnification, the person must have acted in good faith and in a manner he/she believed to be in (or not opposed to) the best interests of the Issuer. With respect to a criminal proceeding, the person must have had no reasonable cause to believe his/her action was unlawful.

Determination as to whether a person who qualifies for indemnification in accordance with the criteria set out above will in fact be indemnified by the Issuer shall be made on a case by case basis by a majority vote of a quorum of the Issuer's board of directors, excluding directors who were not parties to the action, suit or proceeding in question. If no such quorum is attainable, the determination may be made by independent legal counsel or by the Issuer's stockholders.

                                    PART F/S

FINANCIAL  STATEMENTS

Annual audited financial statements of the Issuer for the years ended January 31, 2001 and 2000, and audited statements of income, cash flows and changes in stockholders' equity and unaudited interim financial statements for the period ended October 31, 2001 are attached to this registration statement.


                                       F1

                              IQUEST NETWORKS INC.
                          (A Development Stage Company)
                        CONSOLIDATED FINANCIAL STATEMENTS
                            October 31, 2001 and 2000
                                  ( Unaudited )
                             (Stated in US Dollars)
                              --------------------



                                       F2


                                   IQUEST NETWORKS INC.
                              (A Development Stage Company)
                               CONSOLIDATED BALANCE SHEETS
                                     October 31, 2001
                                      ( Unaudited )
                                  (Stated in US Dollars)
                                   --------------------


                                          ASSETS
                                          ------

                                                              Nine Months     Year end
                                                              October 31,    January 31,
                                                                 2001           2001
                                                             -------------  -------------
Current
  Cash                                                       $     88,146   $     89,464
  Accounts receivable                                               3,184          1,529
  Note receivable-Note 6                                           39,603              -
  Prepaid expenses                                                  2,704            913
                                                             -------------  -------------

                                                                  133,637         91,906
Capital assets - Note 4                                            18,810          7,196
Investment - Note 5                                               111,788        143,533
Notes receivable -Note 6                                                -          8,648
                                                             -------------  -------------

                                                             $    264,235   $    251,283
                                                             =============  =============

                                  LIABILITIES
                                  -----------
Current
  Accounts payable - Note 9                                  $     10,818   $     32,727
  Due to related parties - Note 9                                       -         18,584
                                                             -------------  -------------

                                                                   10,818         51,311
                                                             -------------  -------------

                              STOCKHOLDERS' EQUITY
                              ---------------------
Common stock - Note 8
Authorized:
  100,000,000 common shares without par value
Issued:
  10,075,494 common shares (2001:  7,537,994 common shares)     5,215,122      4,866,789
  Shares subscribed                                                     -         16,631
Deficit accumulated during the development stages              (4,946,108)    (4,666,549)
Accumulated other comprehensive loss                              (15,597)       (16,899)
                                                             -------------  -------------

                                                                  253,417        199,972
                                                             -------------  -------------

                                                             $    264,235   $    251,283
                                                             =============  =============




Nature  and  Continuance  of  Operations  -  Note  1
Commitments  -  Note  8


APPROVED  BY  THE  DIRECTORS:


    "Anton J. Drescher", Director          "Christopher Desrosiers", Director
    -------------------                    ------------------------
    Anton J. Drescher                       Christopher Desrosiers

                                       F3


                                                 IQUEST NETWORKS INC.
                                             (A Development Stage Company)
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                 for the nine months ended October 31, 2001, and 2000
                                                     ( Unaudited )
                                                (Stated in US Dollars)
                                                 --------------------




                                                                                                  February  1,  1997
                                                                                                  (Date of Inception
                                   For the nine months ended    For the nine months ended           of Development
                                   October 31,     October 30,     October 31,     October 31,     Stage) to October
                                       2001            2000            2001            2000             31, 2001
                                  --------------  --------------  --------------  --------------
General and Administrative
Expenses
  Amortization of capital assets  $       1,049   $         297   $       2,722   $         895   $             7,774
  Automobile expense                          -               -               -               -                 1,672
  Consulting fees - Note 9                5,650           7,500          15,850          26,700               260,456
  Filing fees                             5,515             888          13,352           2,019                18,829
  Insurance                                   -               -               -               -                 1,318
  Management fees                             -               -               -               -                87,486
  Office and general                      9,833           1,445          27,197           5,461               113,566
  Printing                                2,620               -           2,620           2,576                 7,007
  Professional fees - Note 9             21,877           2,610          45,939           7,325               154,334
  Rent                                    4,793           2,309          10,125           6,998                61,627
  Telephone                               1,628               -           5,912               -                37,841
  Transfer agent fees                       551             415           2,372           3,189                15,441
  Travel and entertainment                  300               -             608               -                44,410
  Website maintenance                     1,196               -          23,819               -                49,260
  Website marketing - Note 9              7,133           6,000          33,457           6,000                33,457
                                  --------------  --------------  --------------  --------------  --------------------

Loss  before non-operating             ( 62,145)        (21,464)       (183,973)        (61,163)             (894,478)
                                  --------------  --------------  --------------  --------------  --------------------



                                       F4

                                                      IQUEST NETWORKS INC.
                                                  (A Development Stage Company)
                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                      for the nine months ended October 31, 2001, and 2000
                                                          ( Unaudited )
                                                     (Stated in US Dollars)
                                                      --------------------


                                                                                                             February  1,  1997
                                              For the nine months ended       For the nine months ended      (Date of Inception
                                            ------------------------------  ------------------------------     of Development
                                             October 31,     October 30,     October 31,     October 31,     Stage) to October
                                                 2001            2000            2001            2000             31, 2001
                                            --------------  --------------  --------------  --------------
Non-operating loss
  Gain on settlement accounts
    payable                                             -           2,935               -           2,935                15,833
  Equity share of loss from
    Investment  - Note 5                           (5,804)              -         (96,767)              -              (120,123)
  Gain on sale of subsidiary                           --               -               -               -                   200
  Interest income                                     948             358           1,181             358                 1,197
  Severance pay                                         -               -               -               -              ( 50,000)
        Loss on disposal of capital assets              -               -               -               -               ( 1,400)
                                            --------------  --------------  --------------  --------------  --------------------

                                                   (4,856)          3,293         (95,586)          3,293            (  154,293)
                                            --------------  --------------  --------------  --------------  --------------------

Net loss for the period                           (67,001)        (18,171)       (279,559)        (57,870)          ( 1,048,771)
Other comprehensive:
  Foreign currency adjustments                      2,456             466           1,302          (1,187)              (15,597)
                                            --------------  --------------  --------------  --------------  --------------------

Comprehensive loss                          $     (64,545)  $     (17,705)  $    (278,257)  $     (59,057)  $        (1,064,368)
                                            ==============  ==============  ==============  ==============  ====================

Loss per share from continuing
  operations                                $       (0.01)  $      (0.009)  $       (0.06)  $       (0.03)
                                            ==============  ==============  ==============  ==============

Basic loss per share                        $       (0.01)  $      (0.009)  $       (0.06)  $       (0.03)
                                            ==============  ==============  ==============  ==============


                                       F5

                                                    IQUEST NETWORKS INC.
                                                (A Development Stage Company)
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     for the nine months ended October 31, 2001 and 2000
                                                        ( Unaudited )
                                                   (Stated in US Dollars)
                                                    --------------------


                                                                                                         February 1, 1997 (Date
                                              For the three months ended     For the nine months ended       of Inception of
                                             -----------------------------  ---------------------------       Development
                                              October 31,    October 31,    October 31,    October 31,       Stage) to
                                                  2001            2000           2001           2000        October 31, 2001
                                             --------------  -------------  -------------  -------------
Cash flow used in operating activities
  Comprehensive net loss for the year from
  continuing operations                      $    ( 64,545)  $    (17,705)  $   (278,257)  $    (59,057)  $      (1,064,368)
  Items not involving cash:
    Amortization of capital assets                   1,049            297          2,722            895               7,786
    Foreign exchange                                     -              -              -              -              (8,256)
    Loss on disposal of capital assets                   -              -              -              -               1,400
    Gain on settlement of Accounts payable               -              -              -         (2,935)            (15,833)
    Equity share of loss                             5,804              -         96,767              -             120,123
    Gain on sale of subsidiary                           -              -              -              -                (200)
  Changes in continuing operations non-cash
  working capital balances consist of:                   -              -              -              -
    Accounts receivable                             (1,861)           438         (1,655)           500             (26,579)
    Due from related parties                             -              -        (18,584)        (6,963)           (663,883)
    Prepaid expenses                                   250         (2,332)        (1,792)        (2,332)             (5,855)
    Accounts payable                                (8,783)       (16,587)       (21,909)       (20,054)             36,222
    Advances to subsidiary                               -              -              -              -            ( 81,556)
    Due to related parties                               -         15,409              -              -              96,062
                                             --------------  -------------  -------------  -------------  ------------------

  Net cash used in operating activities           ( 68,086)       (20,480)      (222,708)       (89,946)         (1,604,937)
                                             --------------  -------------  -------------  -------------  ------------------

Cash flow used in investing
 activities:
  Acquisition of investment                          1,503        (63,816)       (65,022)      (165,311)           (497,738)
  Proceeds on disposal of capital asses                  -              -              -              -                 776
  Proceeds on sale of subsidiary                         -              -              -              -                 200
  Purchase of capital assets                        (1,049)         1,678        (14,335)             -             (23,637)
  Notes receivable                                 (18,546)             -        (30,955)             -             (39,603)
                                             --------------  -------------  -------------  -------------  ------------------

Net cash used in investing activities              (18,092)       (62,138)      (110,312)      (165,311)           (560,002)
                                             --------------  -------------  -------------  -------------  ------------------

Cash flow provided by financing activities:
  Common shares issued for cash                    247,378        396,747        348,333        396,747           1,853,900
  Shares subscribed                               (169,351)      (198,561)       (16,631)             -                   -
                                             --------------  -------------  -------------  -------------  ------------------

Net cash provided by financing activities           78,027        198,186        331,702        396,747           1,853,900
                                             --------------  -------------  -------------  -------------  ------------------

                                                                        /Cont'd
                                                                       Continued


                                       F6

                                                       IQUEST NETWORKS INC.
                                                  (A Development Stage Company)
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       for the nine months ended October 31, 2001 and 2000
                                                          ( Unaudited )
                                                      (Stated in US Dollars)
                                                       --------------------

                                                 For the three months ended      For the nine months ended   February 1, 1997 (Date
                                                 ---------------------------  -----------------------------    Development Stage)
                                                  October 31,   October 31,    October 31,    October 31,     to of Inception of
                                                     2001           2000          2001            2000         October 31, 2001
                                                 -------------  ------------  -------------  --------------
Decrease in cash during period from
  continuing operations                             (   8,151)       115,568       ( 1,318)        141,490           (   311,039)
Cash flows from discontinued operations                     -              -             -               -               395,272
                                                 -------------  ------------  -------------  --------------  --------------------

Net (decrease)increase in cash                       (  8,151)       115,568      (  1,318)        141,490                84,233
Cash (cash deficiency), beginning of the period        96,297         15,788        89,464    (     10,134)                3,913
                                                 -------------  ------------  -------------  --------------  --------------------

Cash (cash deficiency),, end of the period       $     88,146   $    131,356  $     88,146   $     131,356   $            88,146
                                                 -------------  ------------  -------------  --------------  --------------------


                                       F7


                                                 IQUEST NETWORKS INC.
                                             (A Development Stage Company)
                                  CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIENCY
                                      for the nine months ended October 31, 2001
                                                     ( Unaudited )
                                                 (Stated in US Dollars)
                                                  --------------------



                                                                               Deficit       Accumulated
                                                                             Accumulated        Other
                                                        Common               During the     Comprehensive
                                             Number     Stock                Development       Income
                                            of Shares   Price     Amount       Stages         (Note 2)        Total
                                           -----------  ------  ----------  -------------  ---------------  ----------
Balance, January 31, 2001                   7,537,994           $4,866,789  $ (4,666,549)  $      (16,899)  $ 183,341
Issued for cash:
Share purchase warrants                     1,545,000    0.064      98,333             -                -      98,333
    Private placements                      1,000,000     0.25     250,000                                    250,000
    Escrow share cancellation                  (7,500)    0.00           -             -                -           -
Comprehensive loss for the period                   -                    -      (279,559)               -    (279,559)
Other comprehensive income for the period           -                    -             -            1,302       1,302
                                           -----------          ----------  -------------  ---------------  ----------

Balance, October 31, 2001                  10,075,494           $5,215,122  $ (4,946,108)  $      (15,597)  $ 253,417
                                           ===========          ==========  =============  ===============  ==========



                                       F8
                              iQuest Networks Inc.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                            October 31, 2001 and 2000
                                  ( Unaudited )
                        (Stated in US Dollars) - Page 7
                            -----------------------


Note  1   Nature  and  Continuance  of  Operations
          ----------------------------------------

          iQuest Networks Inc. is a public company in the development stage and is listed on the Canadian Venture Exchange. The Company is continuing to develop its Jackalope Audio Website to allow music enthusiasts to access and listen to shared music files from their peers over a secure, streaming audio network that prevents downloading of files.

          iQuest Networks Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the Company changed its name to Force Resources Ltd. On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis. On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis. On October 9, 1997 the Company incorporated its wholly owned subsidiary Glassmaster Industries Inc. ("Glassmaster") in the State of Nevada. On January 15, 2001, the Company sold 100% of its interest in Glassmaster. On March 1, 2001, the Company incorporated a wholly owned subsidiary, JackalopeAudio Inc. under the Yukon Business Corporations Act.

          These financial statements have been prepared on a going concern basis. The Company has accumulated losses during the development stage of $4,961,705 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The Company has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2002 by entering into licensing agreements with companies that have secured digital distribution rights and issuing equity securities. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note  2   Summary  of  Significant  Accounting  Principles
          ------------------------------------------------

          The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


                                       F9
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)


Note  2   Summary  of  Significant  Accounting  Principles  -  (cont'd)
          ------------------------------------------------

          Development Stage Company
          ---------------------------
          The Company is a development stage Company as defined in Statement of Financial Accounting .

          Principles  of  Consolidation
          -----------------------------
          During the period ended October 31, 2001, the financial statements included the accounts of the Company and its wholly owned subsidiary, Jackalope Audio Inc.


          Capital  Assets  and  Amortization
          ----------------------------------
          Office equipment is recorded at cost. The Company provides for amortization using the declining balance method at the rate of 20% per annum.

          Investment
          ----------
          The Company's 46 2/3% investment in iNoize.com Software Ltd. ("iNoize") (Note 5), is accounted for by the equity method. Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received. The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed.

          Impairment  of  Long-lived  Assets
          ----------------------------------
          The Company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of. Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognised in the period it is determined.

          Foreign  Currency  Translation
          ------------------------------
          Foreign currency transactions are translated into U.S. dollars by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". Under this method, assets and liabilities are translated at the period-end exchange rate. Revenues, expenses, gains and losses are translated at the average exchange rate during the year.

          Income  Taxes
          -------------
          The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

          Basic  Loss  per  Share
          -----------------------
          The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the periods Diluted loss per share has not been provided as it would be antidilutive.


                                      F10
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)


Note  2   Summary  of  Significant  Accounting  Principles  -  (cont'd)
          ------------------------------------------------

          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------

          The carrying value of accounts receivable, due from related parties, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.


          Comprehensive  Loss
          -------------------

          Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", was adopted during the year ended January 31, 2001. The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive loss includes foreign currency translation adjustments. Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note  3   Interim  Reporting
          ------------------

          While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company's January 31, 2001 annual financial statements.

Note  4   Capital  Assets
          ---------------



                            Accumulated   Net Carrying Amount
                   Cost    Amortization           2001           2001
                  -------  -------------  --------------------  ------
Office equipment  $23,415  $    4,605     $     8,810            $7,196
                  =======  =============  ============           ======


Note  5   Investment
          ----------

          By an agreement dated September 28, 2000, the Company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889. On May 25,2001 the company acquired an additional 1,875,000 Class B voting shares (13 1/3%) equity interest in iNoize for $65,022. iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.



                         2001       2000
                      ----------  ---------
Acquisition cost      $ 231,911   $166,889
Equity share of loss   (120,123)   (23,356)
                      ----------  ---------

Net carrying value    $ 111,788   $143,533
                      ==========  =========


          The difference between the amount at which the investment is carried and the amount of underlying equity in net assets is $262,808. This amount will be amortized on the straight-line method over three years.The amortization amount for the nine month period ended October 31,2001 was $53,559(2000 - Nil ).

                                      F11
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)


Note  5   Investment  -  (cont'd)
          ----------

          Summarized financial information for this investment at October 31, 2001 is as follows:


                                                  2001     2000
                                                ---------  -----
Current assets                                  $  6,177   $   -
Capital assets                                    10,732       -
                                                ---------  -----

Total assets                                    $ 16,909   $   -
                                                =========  =====

Current liabilities                             $ 69,570   $   -
Total shareholders' deficiency                   (52,661)      -
                                                ---------  -----

Total liabilities and shareholders' deficiency  $ 16,909   $   -
                                                =========  =====

Net sales                                       $      -   $   -
General and administrative expenses               92,602       -
                                                ---------  -----

Net loss                                        $ 92,602   $   -
                                                =========  =====


Note  6   Note  Receivable
          ----------------

          Promissory notes in the amount of $39,603 (CDN$62,226) are unsecured, bear interest at prime plus 2% per annum and are due on or before January 31, 2002. These promissory notes are due from iNoize.com Software Ltd. iNoize Software Ltd. is a related party by virtue of the Company's equity interest held (Note 5).

Note  7   License  Agreement
          ------------------

          By a license agreement dated November 15, 2000, iNoize has granted a license to the Company to copy, use and sub-license the iNoize technology. The Company has incorporated a subsidiary, Jackalope Audio Inc. for this purpose .for an unlimited period. In addition, iNoize agreed to provide management services to the Company for an unlimited period. In consideration for the license and management services, the Company will pay royalties to iNoize of CDN$0.02 for each participating end-user, for the first 500,000 end users, and CDN$0.05 for each participating end-user thereafter, which royalties will commence on the latter of the date the Company procures 250,000 users on the Company's internet website or October 31, 2002.

Note  8   Capital  Stock
          --------------

          Authorized:
          -----------

          100,000,000  common  shares  without  par  value

          Escrow:
          -------

          At October 31, 2001, Nil common shares are held in escrow by the Company's transfer agent.

          Commitments:
          ------------

          Share  Purchase  Warrants

                                      F12
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)



Note  8   Capital  Stock-  (cont'd)
          --------------

          At October 31, 2001, 4,430,000 share purchase warrants were outstanding entitling the holders thereof the right to acquire up to 4,430,000 common shares at a price of $0.064 (CDN$0.10) per common share. These share purchase warrants expire on October 2, 2002. 1,000,000 share purchase warrants were outstanding entitling the holders thereof the right to acquire up to 1,000,000 common shares at a price of $0.30 US (CDN $0.46) per common share. These share purchase warrants expire August 8, 2003.

Note  9   Related  Party  Transactions
          ----------------------------

          The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:


                      Nine Months   Nine Months
                        October       October
                          2001          2000
                      ------------  ------------

Consulting fees       $     15,300  $     26,700
Professional fees            1,021           743
  Website  marketing         5,000             -
                      ------------  ------------

                      $     21,321  $     27,443
                      ============  ============


          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

          Included  in  accounts  payable  at  October 31, 2001 is $5,004 (2000:
          $1,698) with respect to fees and expenses due to directors and companies controlled by directors of the Company.

          Due to and from related parties consist of advances to or from directors and officers of the Company and companies of having directors in common and companies controlled by directors or officers of the Company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note  10   New  Accounting  Standards
           --------------------------

          In April 1998, the Accounting Standards Executive committee issued SOP 98-5, "Reporting on the cost of start-up activities". This statement is effective for fiscal years beginning after December 15, 1998. Adopting this standard does not have a material impact on the company's financial position, results of operations or cash flows.

          In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

                                      F13
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)


Note  10   New  Accounting  Standards-  (cont'd)
           --------------------------

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations" which standardized the accounting for business combinations. SFAS is effective for business combinations initiated after June 30, 2001. Adopting this standard will not have a significant impact on the company's financial position, results of operations or cash flows.

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" which standardized the accounting for acquired goodwill and other intangible assets. SFAS is effective for fiscal years beginning after December 15, 2001. Adopting this standard may have a significant impact on the company's financial position, results of operations and cash flows. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

Note 11   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------

          These financial statements have been prepared in accordance with accounting principles generally accepted in The United States which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

          The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

     a)   Earnings  Per  Share
          Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

          Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

     b)   Deferred  Tax  Assets
          Under US GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss carryforward which is likely to be realized from future operations. Considering the Company's cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available income tax loss carryforward, regardless of their terms of expiry.


                                      F14
iQuest Networks Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
October 31, 2001 and 2000
( Unaudited )
(Stated in US Dollars)


Note 11   Differences Between Canadian and United States Accounting Principles
          --------------------------------------------------------------------

          Under Canadian GAAP income taxes are accounted for using the deferral method of tax allocation, under which income taxes are provided in the year in which the transaction affect net income regardless of when such items are recognized for income tax purposes. Timing differences giving rise to deferred taxes relate primarily to claiming of capital cost allowance for income tax purposes in excess of amortization recorded in the accounts.

          The  impact  of  the  above on the financial statements is as follows:




                                                 2001          2000
                                             ------------  ------------
Comprehensive loss for the year per US GAAP  $  (278,257)  $   (59,057)
                                             ------------  ------------

Net loss for the year per Canadian GAAP      $  (278,257)  $   (59,057)
                                             ============  ============

Basic loss per share per Canadian GAAP       $     (0.06)  $     (0.03)
                                             ============  ============

Weighted average number of shares
 outstanding per  Canadian GAAP                4,564,789     1,799,486
                                             ============  ============


Deficit, end of the year per US GAAP         $(4,946,108)  $(4,575,237)
Accumulated other comprehensive loss             (15,597)      (26,443)
                                             ------------  ------------

Deficit, end of the year per Canadian GAAP   $(4,961,705)  $(4,601,680)
                                             ============  ============



                                      F15

                              IQUEST NETWORKS INC.

                        (formerly Interlink Systems Inc.)

                          (A Development Stage Company)

                        REPORT AND  FINANCIAL STATEMENTS

                            January 31, 2001 and 2000

                             (Stated in US Dollars)

                              --------------------



                                      F16

TERRY  AMISANO  LTD.                                             AMISANO  HANSON
KEVIN  HANSON,  C.A.                                      CHARTERED  ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Iquest  Networks  Inc.
(formerly  Interlink  Systems  Inc.)

We have audited the accompanying balance sheets of Iquest Networks Inc. (formerly Interlink Systems Inc.) (a development stage company) as at January 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended January 31, 2001 and for the period from inception of the development stage, February 1, 1997 to January 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iquest Networks Inc. (formerly Interlink Systems Inc.) as at January 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2001 and for the period from inception of the development stage, February 1, 1997 to January 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in
Note 1 to the financial statements, the company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                               "AMISANO HANSON"
March  15, 2001, except as to Note 14, which is as of      Chartered Accountants
April 23, 2001, and Note 14 (111), which is as of
May 25, 2001

Comments  by  Auditors  for  Canadian Readers on U.S.- Canada Reporting Conflict
--------------------------------------------------------------------------------
In Canada, reporting standards for auditors do not require the addition of an explanatory paragraph (following the opinion paragraph) or a reservation of opinion when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern and such doubt is accounted for and disclosed in accordance with Canadian generally accepted accounting principles.

Our report to the stockholders dated March 15, 2001, except as to Note 14, which is as of April, 23, 2001, is expressed in accordance with United States reporting standards which requires an explanatory paragraph in the auditor's report.

Vancouver, Canada                                               "AMISANO HANSON"
March 15, 2001, except as to Note 14 (11), which is as Chartered Accountants of April 23, 2001, and Note 14 (111), which is as of
May 25, 2001
750  WEST  PENDER  STREET,  SUITE  604                  TELEPHONE:  604-689-0188
VANCOUVER  CANADA                                       FACSIMILE:  604-689-9773
V6C  2T7                                                E-MAIL:    amishan@telus


                                      F17


                                   IQUEST NETWORKS INC.
                             (formerly Interlink Systems Inc.)
                               (A Development Stage Company)
                                      BALANCE SHEETS
                                 January 31, 2001 and 2000
                                  (Stated in US Dollars)
                                   --------------------


                                          ASSETS
                                          ------

                                                                 2001            2000
                                                            --------------  --------------
Current
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . .  $      89,464   $           -
  Accounts receivable. . . . . . . . . . . . . . . . . . .          1,529           1,580
  Due from related parties - Note 8. . . . . . . . . . . .              -           1,403
  Prepaid expenses . . . . . . . . . . . . . . . . . . . .            913               -

                                                                   91,906           2,983
Capital assets - Note 4. . . . . . . . . . . . . . . . . .          7,196           5,947
Investment - Note 5. . . . . . . . . . . . . . . . . . . .        143,533               -
Notes receivable - Note 7. . . . . . . . . . . . . . . . .          8,648               -
                                                           --------------   --------------
                                                            $     251,283   $       8,930
                                                           ==============   ==============

                                  LIABILITIES
                                  -----------
Current
  Bank overdraft . . . . . . . . . . . . . . . . . . . . .  $           -   $      10,134
  Accounts payable - Note 9. . . . . . . . . . . . . . . .         32,727          34,487
  Due to related parties - Note 9. . . . . . . . . . . . .         18,584          40,954
                                                           --------------   --------------
                                                                   51,311          85,575
                                                           --------------   --------------

                        STOCKHOLDERS' EQUITY (DEFICIENCY)
                         ---------------------------------
Common stock - Notes 8 and 14
Authorized:
  100,000,000 common shares without par value
Issued:
  7,537,994 common shares (2000:  1,512,994 common shares)      4,866,789       4,465,978
  Shares subscribed - Notes 8 and 14 . . . . . . . . . . .         16,631               -
Deficit accumulated during the development stages. . . . .   (  4,666,549)   (  4,517,367)
Accumulated other comprehensive loss . . . . . . . . . . .      (  16,899)      (  25,256)
                                                           --------------   --------------
                                                                  199,972       (  76,645)
                                                           --------------   --------------
                                                            $     251,283   $       8,930
                                                           ==============   ==============

Nature  and  Continuance  of  Operations  -  Note  1
Commitments  -  Note  8
Subsequent  Events  -  Note  14

APPROVED  BY  THE  DIRECTORS:


    "Anton J. Drescher"                   "Christopher Desrosiers"
____________________________, Director   ___________________________, Director
     Anton J. Drescher                     Christopher Desrosiers


                             SEE ACCOMPANYING NOTES


                                      F18


                                    IQUEST NETWORKS INC.
                              (formerly Interlink Systems Inc.)
                                (A Development Stage Company)
                                  STATEMENTS OF OPERATIONS
                     for the years ended January 31, 2001, 2000 and 1999
      and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2001
                                   (Stated in US Dollars)
                                    --------------------


                                                                            February 1, 1997
                                                                             (Date of Incep-
                                                                            tion of Develop-
                                                                              ment Stage) to
                                            Years ended January 31,              January 31,
                                          2001          2000          1999          2001
                                      ------------  ------------  ------------  ------------
General and Administrative
Expenses
  Amortization of capital assets . .  $     1,227   $     1,489   $       977   $     5,052
  Automobile expenses. . . . . . . .            -         1,672             -         1,672
  Consulting fees - Note 9 . . . . .       31,800        43,805       125,979       244,606
  Filing fees. . . . . . . . . . . .        2,095         1,044         1,246         5,477
  Insurance. . . . . . . . . . . . .            -         1,318             -         1,318
  Management fees - Note 9 . . . . .            -             -        45,000        87,486
  Office and general - Note 9. . . .        8,591        10,169        45,344        86,369
  Printing . . . . . . . . . . . . .        2,557           885             -         4,387
  Professional fees - Note 9 . . . .       45,890        14,209        19,864       108,395
  Rent . . . . . . . . . . . . . . .        9,262         9,325        19,986        51,502
  Telephone. . . . . . . . . . . . .          374        12,154        14,063        31,929
  Transfer agent fees. . . . . . . .        3,805         3,037         3,087        13,069
  Travel and entertainment . . . . .            -         1,945        27,242        43,802
  Website maintenance. . . . . . . .       20,806             -         4,634        25,441
                                      ------------  ------------  ------------  ------------
Loss  before non-operating . . . . .   (  126,407)   (  101,052)   (  307,422)   (  710,505)
                                      ------------  ------------  ------------  ------------

Non-operating loss
  Gain on settlement of accounts
  payable - Note 9 . . . . . . . . .       15,833             -             -        15,833
  Equity share of loss from
  investment    - Note 5 . . . . . .    (  23,356)            -             -     (  23,356)
  Gain on sale of subsidiary
  - Note 3 . . . . . . . . . . . . .          200             -             -           200
  Interest income. . . . . . . . . .           16             -             -            16
  Severance pay - Note 9 . . . . . .            -             -     (  50,000)    (  50,000)
  Loss on disposal of capital assets            -             -      (  1,400)     (  1,400)
                                      ------------  ------------  ------------  ------------
                                         (  7,307)            -     (  51,400)    (  58,707)
                                      ------------  ------------  ------------  ------------
Loss from continuing operations. . .   (  133,714)   (  101,052)   (  358,822)   (  769,212)

                                                                        /Cont'd.


                                      F19


                          IQUEST NETWORKS INC.                                    Continued
                             (formerly Interlink Systems Inc.)
                               (A Development Stage Company)
                                  STATEMENTS OF OPERATIONS
                    for the years ended January 31, 2001, 2000 and 1999
     and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2001
                                   (Stated in US Dollars)
                                    --------------------


                                                                           February 1, 1997
                                                                            (Date of Incep-
                                                                           tion of Develop-
                                                                             ment Stage) to
                                               Years ended January 31,          January 31,
                                         2001          2000          1999          2001
                                     ------------  ------------  ------------  ------------
Loss from discontinued operations
 - Schedule 1 . . . . . . . . . . .    (  15,468)       (  248)   (  132,283)            -
                                     ------------  ------------  ------------  ------------
Net loss for the year . . . . . . .   (  149,182)   (  101,300)   (  491,105)   (  769,212)
Other comprehensive income (loss):
  Foreign currency adjustments. . .        8,357         2,484     (  15,396)    (  16,899)
Comprehensive loss. . . . . . . . .  $(  140,825)  $ (  98,816)  $(  506,501)  $(  786,111)
                                     ============  ============  ============  ============

Loss per share from continuing
 operations . . . . . . . . . . . .  $   (  0.04)  $   (  0.07)  $   (  0.03)
                                     ============  ============  ============
Loss per share from discontinued
 operations . . . . . . . . . . . .  $   (  0.00)  $   (  0.00)  $   (  0.01)
                                     ============  ============  ============
Basic loss per share. . . . . . . .  $   (  0.04)  $   (  0.07)  $   (  0.04)
                                     ============  ============  ============
Weighted average shares outstanding    3,292,720     1,469,816    12,797,439
                                     ============  ============  ============


                             SEE ACCOMPANYING NOTES

                                      F20

                                         IQUEST NETWORKS INC.
                                  (formerly Interlink Systems Inc.)
                                    (A Development Stage Company)
                                       STATEMENTS OF CASH FLOWS
                         for the years ended January 31, 2001, 2000 and 1999
          and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2001
                                        (Stated in US Dollars)
                                         --------------------
                                                                                     February 1, 1997
                                                                                      (Date of Incep-
                                                                                      tion of Develop
                                                                                       ment Stage) to
                                                       Years ended January  31,          January  31,
                                                 2001          2000          1999           2001
                                             ------------  ------------  ------------  --------------
Cash flow used in operating activities
  Comprehensive net loss for the year from
  continuing operations . . . . . . . . . .  $(  125,357)  $ (  98,568)  $(  374,218)  $  (  786,111)
  Items not involving cash:
    Amortization of capital assets. . . . .        1,227         1,489           977           5,064
    Foreign exchange. . . . . . . . . . . .            -             -           817        (  8,256)
    Loss on disposal of capital assets. . .            -             -         1,400           1,400
    Gain on settlement of accounts payable.    (  15,833)            -             -       (  15,833)
    Equity share of loss. . . . . . . . . .       23,356             -             -          23,356
    Gain on sale of subsidiary. . . . . . .       (  200)            -             -          (  200)
  Changes in continuing operations non-cash
  working capital balances consist of:
    Accounts receivable . . . . . . . . . .           51         1,460           573       (  24,924)
    Due from related parties. . . . . . . .   (  491,952)    (  43,474)   (  110,067)     (  645,299)
    Prepaid expenses. . . . . . . . . . . .       (  913)            -             -        (  4,063)
    Accounts payable. . . . . . . . . . . .       14,073        15,943      (  5,079)         58,131
    Advances to subsidiary. . . . . . . . .    (  53,515)            -     (  28,041)      (  81,556)
    Due to related parties. . . . . . . . .    (  22,370)        1,719         1,727          96,062
                                             ------------  ------------  ------------  --------------
  Net cash used in operating activities . .   (  671,433)   (  121,431)   (  511,911)   (  1,382,229)
                                             ------------  ------------  ------------  --------------
Cash flow used in investing
 activities:
  Acquisition of investment . . . . . . . .   (  166,889)            -             -      (  432,716)
  Proceeds on disposal of capital assets. .            -             -             -             776
  Proceeds on sale of subsidiary. . . . . .          200             -             -             200
  Purchase of capital assets. . . . . . . .     (  2,476)            -      (  4,563)       (  9,302)
  Notes receivable. . . . . . . . . . . . .     (  8,648)            -             -        (  8,648)
                                             ------------  ------------  ------------  --------------
Net cash used in investing activities . . .   (  177,813)            -      (  4,563)     (  449,690)
                                             ------------  ------------  ------------  --------------
Cash flow provided by financing activities:
  Common shares issued for cash . . . . . .      400,811       120,451       448,322       1,505,567
  Shares subscribed . . . . . . . . . . . .       16,631             -             -          16,631
                                             ------------  ------------  ------------  --------------
Net cash provided by financing activities .      417,442       120,451       448,322       1,522,198
                                             ------------  ------------  ------------  --------------

                                                                        /Cont'd.

                             SEE ACCOMPANYING NOTES


                                      F21


                                  IQUEST NETWORKS INC.     Continued
                                  (formerly Interlink Systems Inc.)
                                    (A Development Stage Company)
                                       STATEMENTS OF CASH FLOWS
                         for the years ended January 31, 2001, 2000 and 1999
          and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2001
                                        (Stated in US Dollars)
                                         --------------------

                                                                                     February 1, 1997
                                                                                      (Date of Incep-
                                                                                      tion of Develop
                                                                                       ment Stage) to
                                                         Years ended January 31,          January 31,
                                                     2001         2000         1999          2001
                                                 ------------  -----------  -----------  ------------
  Decrease in cash during the year from
  continuing operations . . . . . . . . . . . .   (  431,804)      (  980)   (  68,152)   (  309,721)
  Cash flows from discontinued operations
  - Note 13 . . . . . . . . . . . . . . . . . .      531,402       (  248)    (  2,838)      395,272
                                                 ------------  -----------  -----------  ------------
Net increase (decrease) in cash . . . . . . . .       99,598     (  1,228)   (  70,990)       85,551
Cash (cash deficiency), beginning of the period    (  10,134)    (  8,906)      62,084         3,913
                                                 ------------  -----------  -----------  ------------
Cash (cash deficiency), end of the period . . .  $    89,464   $(  10,134)  $ (  8,906)  $    89,464
                                                 ============  ===========  ===========  ============

                             SEE ACCOMPANYING NOTES


                                      F22


                                                   IQUEST NETWORKS INC.
                                             (formerly Interlink Systems Inc.)
                                               (A Development Stage Company)
                                           STATEMENT OF STOCKHOLDER'S DEFICIENCY
                                 for the years ended January 31, 1982 to January 31, 2001
                                                   (Stated in US Dollars)
                                                    --------------------

                                                                                      Deficit    Accumulated
                                                                                    Accumulated    Other
                                                                Common              During the   Comprehensive
                                                     Number     Stock               Development     Income
                                                    of Shares   Price    Amount       Stages       (Note 2)        Total
                                                   -----------  -------  --------  -------------  ---------      -------
Issued on incorporation 1983                         197,501  $ 0.121  $ 23,989     $      -  $          -       $23,989
Escrow shares issued for resource property 1983      750,000    0.008     6,073                                    6,073
Issued for prospectus 1984                         1,000,000    0.125   125,000                                  125,000
Issued for private placement 1987                    456,250    0.453   206,464                                  206,464
Exercise of share purchase warrants 1987             400,000    0.189    75,420                                   75,420
Exercise of share purchase options 1987               95,000    0.347    32,959                                   32,959
Issued for settlement of debt 1987                   221,610    0.226    50,142                                   50,142
Exercise of share purchase options 1988              113,000    0.406    45,905                                   45,905
Issued for settlement of debt 1988                   105,503    1.934   204,011                                  204,011
Issued for private placement 1989                    100,000    0.211    21,111                                   21,111
Exercise of share purchase options 1989               25,000    0.828    20,689                                   20,689
Issued for settlement of debt 1989                   246,369    0.422   104,023                                  104,023
Exercise of share purchase warrants 1990             100,000    0.386    38,560                                   38,560
Issued for private placement 1990                     20,000    0.428     8,569                                    8,569
Exercise of share purchase options 1990              191,305    0.840   160,650                                  160,650
Issued for settlement of debt 1990                   131,294    1.371   180,009                                  180,009
Issued for private placement 1991                    625,000    0.454   283,645                                  283,645
Exercise of share purchase options 1991              488,586    0.244   119,396                                  119,396
Issued for settlement of debt 1991                   206,932    0.873   180,600                                  180,600
Exercise of share purchase options 1992            1,230,000    0.041    50,898                                   50,898
Exercise of share purchase options 1993              800,000    0.039    31,013                                   31,013
Issued for private placement 1993                  2,000,000    0.039    77,531                                   77,531
Issued for settlement of debt 1993                   981,310    0.078    76,082                                   76,082
Exercise of share purchase options 1994              970,000    0.039    37,603                                   37,603
Issued for private placement 1994                  2,000,000    0.073   146,424                                  146,424
Exercise of share purchase warrants 1994           2,000,000    0.073   146,424                                  146,424
Issued for acquisition of subsidiary company 1994  4,500,000    0.037   164,727                                  164,727
Issued for settlement of debt 1994                   995,033    0.073    72,848                                   72,848
 /Cont'd.

                                                                   . . ./Cont'd.

                             SEE ACCOMPANYING NOTES


                                      F23


                                            IQUEST NETWORKS INC.     Continued
                                             (formerly Interlink Systems Inc.)
                                               (A Development Stage Company)
                                           STATEMENT OF STOCKHOLDER'S DEFICIENCY
                                 for the years ended January 31, 1982 to January 31, 2001
                                                   (Stated in US Dollars)
                                                    --------------------


                                                                                            Deficit      Accumulated
                                                                                          Accumulated      Other
                                                                  Common                  During the    Comprehensive
                                                    Number        Stock                   Development      Income
                                                   of Shares      Price       Amount         Stages        (Note 2)        Total
                                                 -------------  ---------  -------------  ------------  --------------  -----------
Issued for private placement 1995                   1,000,000       0.073        72,854                                     72,854
Issued for private placement 1995                   6,000,000       0.036       218,563                                    218,563
Exercise of share purchase warrants 1995              500,000       0.036        18,214                                     18,214
Exercise of share purchase warrants 1995              400,000       0.073        29,142                                     29,142
Share consolidation - 1 share for 5 shares 1995   (23,079,754)
Exercise of share purchase warrants 1995               15,000       0.364         5,464                                      5,464
Exercise of share purchase warrants 1995               40,000       0.182         7,285                                      7,285
Issued for private placement 1996                     525,000       0.181        95,014                                     95,014
Exercise of share purchase warrants 1996              150,000       0.226        33,934                                     33,934
Exercise of share purchase warrants 1996              105,000       0.452        47,507                                     47,507
Exercise of share purchase warrants 1997              525,000       0.181        94,806                                     94,806
Exercise of share purchase options 1997               660,000       0.072        47,674                                     47,674
Comprehensive loss from inception to
 January 31, 1997                                                                         ( 3,350,470)              -   (3,350,470)
Other comprehensive income from inception to
 January 31, 1997                                                                                                   3            3
                                                 -------------             -------------  ------------  --------------  -----------
Balance January 31, 1997                            7,789,939                 3,361,222   ( 3,350,470)              3       10,755
Issued for cash:
Private placement                                   2,000,000       0.144       287,294                             -      287,294
Share purchase options                                385,000       0.180        69,130                             -       69,130
Share subdivision - 2 shares for 1 share           10,174,939                                                       -
Issued for cash:
Private placement                                   2,500,000       0.072       179,559                             -      179,559
Comprehensive loss for year                                                                (  574,492)              -    (  74,492)
Other comprehensive loss for the year                       -                         -             -       (  12,347)   (  12,347)
                                                 -------------             -------------  ------------  --------------  -----------

                                                                   . . ./Cont'd.


                             SEE ACCOMPANYING NOTES
                                      F24


                                             IQUEST NETWORKS INC.     Continued
                                              (formerly Interlink Systems Inc.)
                                                (A Development Stage Company)
                                            STATEMENT OF STOCKHOLDER'S DEFICIENCY
                                  for the years ended January 31, 1982 to January 31, 2001
                                                    (Stated in US Dollars)
                                                     --------------------


                                                                                  Deficit        Accumulated
                                                                                Accumulated         Other
                                                           Common               During the      Comprehensive
                                                Number     Stock                Development        Income
                                              of Shares    Price     Amount        Stages         (Note 2)         Total
                                             ------------  ------  ----------  --------------  ---------------  ------------
Balance January 31, 1998                      22,849,878            3,897,205   (  3,924,962)       (  12,344)    (  40,101)
Issued for cash:
  Share purchase warrants                      3,950,000    0.077     304,866                               -       304,866
  Share purchase warrants                      1,000,000    0.067      67,114                               -        67,114
  Share purchase options                         910,000    0.084      76,342                               -        76,342

Comprehensive loss for year                                                       (  491,105)               -    (  491,105)
Other comprehensive loss for the year                  -                    -              -        (  15,396)    (  15,396)
                                             ------------          ----------  --------------  ---------------  ------------
Balance January 31, 1999                      28,709,878            4,345,527   (  4,416,067)       (  27,740)    (  98,280)
Issued for cash
  Share purchase warrants                      1,550,000    0.077     120,451              -                        120,451
Share consolidation - 1 share for 10 shares  (27,233,890)                   -              -                              -
Comprehensive loss for the year                        -                    -     (  101,300)               -    (  101,300)
Other comprehensive income for the year                -                    -              -            2,484         2,484
                                             ------------          ----------  --------------  ---------------  ------------
Balance, January 31, 2000                      3,025,988            4,465,978   (  4,517,367)       (  25,256)    (  76,645)
Share consolidation - 1 share for 2 shares    (1,512,994)                   -              -                -             -
Issued for cash:
  Private placement                            6,000,000    0.069     399,148              -                -       399,148
  Share purchase warrants                         25,000    0.069       1,663              -                -         1,663
Comprehensive loss for the year                        -                    -     (  149,182)               -    (  149,182)
Other comprehensive income for the year                -                    -              -            8,357         8,357
                                             ------------          ----------  --------------  ---------------  ------------
Balance, January 31, 2001                      7,537,994           $4,866,789  $(  4,666,549)  $    (  16,899)  $   183,341
                                             ============          ==========  ==============  ===============  ============

                                                                   . . ./Cont'd.


                             SEE ACCOMPANYING NOTES


                                      F25


                        IQUEST NETWORKS INC.                          Schedule I
                        (formerly Interlink Systems Inc.)
                STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS
                for the years ended January 31, 2001, 2000, 1999
and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2001
--------------------------------------------------------------------------------



                                                                             February 1, 1997
                                                                              Date of Incep
                                                                             tion of Develop-
                                                                              ment Stag) to
                                                                                January 31,
                                            2001           2000        1999          2001
                                     ------------------  --------  ------------  ------------
Operating Expenses
  Advertising and promotion . . . .  $               -   $     -   $     2,000   $     2,000
  Amortization. . . . . . . . . . .                  -         -           342           354
  Automobile expenses . . . . . . .                  -         -         4,031        14,563
  Consulting. . . . . . . . . . . .                  -         -        33,750        69,558
  Filing fees . . . . . . . . . . .                  -         -            25            25
  Office expenses . . . . . . . . .                  -       248        25,289        46,797
  Professional fees . . . . . . . .                  -         -        10,780        24,367
  Rent. . . . . . . . . . . . . . .                  -         -         6,603         9,383
  Telephone . . . . . . . . . . . .                  -         -        14,977        28,412
  Travel. . . . . . . . . . . . . .                  -         -        29,619        65,249
  Web Site costs. . . . . . . . . .                  -         -         4,867         4,867
                                     ------------------  --------  ------------  ------------
Loss before other items . . . . . .                  -    (  248)   (  132,283)   (  265,575)
Other items
  Write-off of advances on investment                  -         -             -    (  265,827)
  Net investment and advances to
  subsidiary written-off. . . . . . .          (  15,468)        -             -        15,468
                                     ------------------  --------  ------------  ------------
Loss from discontinued operations .  $       (  15,468)  $(  248)  $(  132,283)  $(  515,934)
                                     ==================  ========  ============  ============
Loss per share from discontinued
operations. . . . . . . . . . . . .  $            0.00   $  0.00   $   (  0.01)
                                     ==================  ========  ============




                                      F26

                              IQUEST NETWORKS INC.
                        (formerly Interlink Systems Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                            January 31, 2001 and 2000
                            (Stated in U.S. Dollars)
                             ----------------------


Note  1   Nature  and  Continuance  of  Operations
            ----------------------------------------

          IQuest Networks Inc. is a public company in the development stage and is listed on the Canadian Venture Exchange. The company is continuing to develop its Jackalope Audio Website to allow music enthusiasts to access and listen to shared music files from their peers over a secure, streaming audio network that prevents downloading of files.

          IQuest Networks Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the company changed its name to Force Resources Ltd. On December 1, 1994 the company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.

          On August 14, 2000, the company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis. On October 9, 1997 the company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. ("Glassmaster") in the State of Nevada. On January 15, 2001, the company sold 100% of its interest in Glassmaster (See Note 3).

          These financial statements have been prepared on a going concern basis. The company has accumulated losses during the development stage of $4,683,448 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted, with any certainty, at this time. The company has historically satisfied its capital needs primarily be issuing equity securities. Management plans to continue to provide for its capital needs during the year ended January 31, 2002 by entering into licensing agreements with companies that have secured digital distribution rights and by issuing equity securities (Note 14). These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the company be unable to continue as a going concern.

Note  2   Summary  of  Significant  Accounting  Principles (cont.d)
            ------------------------------------------------

          The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


                                      F27

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 2
 ----------------------



Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Development  Stage  Company
           ---------------------------
          The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2001, the period in which the company has undertaken a new development stage activity.

          Principles  of  Consolidation
          -----------------------------
          During the year ended January 31, 2000, the financial statements included the accounts of the company and its wholly-owned subsidiary, Glassmaster (Note 3).

          Capital  Assets  and  Amortization
          ----------------------------------
          Office equipment is recorded at cost. The company provides for amortization using the declining balance method at the rate of 20% per annum.

          Investment
          ----------
          The company's 33 1/3% investment in iNoize.com Software Ltd. ("iNoize") (Note 5), is accounted for by the equity method. Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received. The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed.

          Impairment  of  Long-lived  Assets
          ----------------------------------
          The company reports the impairment of long-lived assets and certain intangibles in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of. Certain long-lived assets and identifiable intangibles held by the company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognised in the period it is determined.

          Foreign  Currency  Translation
          ------------------------------
          Foreign currency transactions are translated into U.S. dollars by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". Under this method, assets and liabilities are translated at the year-end exchange rate. Revenues, expenses, gains and losses are translated at the average exchange rate during the year.

          Income  Taxes
          -------------
          The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

                                      F28

                                      F29

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 2
 ----------------------


Note  2   Summary  of  Significant  Accounting  Principles  -  (cont.d)
          ------------------------------------------------

          Basic  Loss  per  Share
          -----------------------
          The company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the years. Diluted loss per share has not been provided as it would be antidilutive.

          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------
          The carrying value of accounts receivable, due from related parties, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

          Comprehensive  Loss
          -------------------
          Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", was adopted during the year ended January 31, 2001. The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive loss includes foreign currency translation adjustments. Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note  3   Discontinued  Operations
          ------------------------

          By a share purchase agreement dated January 15, 2001, the company sold its wholly-owned subsidiary, Glassmaster for $200. The loss related to this subsidiary has been reclassified for the years ended January 31, 2001, 2000 and 1999 as loss from discontinued operations. The carrying value of the remaining assets and liabilities are as follows:


                               2001     2000
                               -----  --------
          Current assets       $   -  $ 12,918
                               =====  ========
          Current liabilities  $   -  $544,321
                               =====  ========



Note  4   Capital  Assets
          ---------------
                                                     Net Carrying
                                      Accumulated       Amount
                             Cost    Amortization    2001    2000
                            -------  -------------  ------  ------
          Office equipment  $10,128  $       2,932  $7,196  $5,947
                            =======  =============  ======  ======


                                      F30

Note  5   Investment
          ----------

          By an agreement dated September 28, 2000, the company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889. iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.

                                   2001      2000
                                -----------  -----
          Acquisition cost      $  166,889   $   -
          Equity share of loss   (  23,356)      -
                                -----------  -----
          Net carrying value    $  143,533   $   -
                                ===========  =====


          The difference between the amount at which the investment is carried and the amount of underlying equity in net assets is $153,523. This amount will be amortized on the straight-line method over three years upon the asset being put in use.

          Summarized financial information for this investment at December 31, 2001 and for the year ended is as follows:


                                                             2001      2000
                                                          -----------  -----
          Current assets                                  $   11,798   $   -
          Capital assets                                      21,104       -
                                                          -----------  -----
          Total assets                                    $   32,902   $   -
                                                          ===========  =====
          Current liabilities                             $   77,223   $   -
          Total shareholders' deficiency                   (  44,321)      -
                                                          -----------  -----
          Total liabilities and shareholders' deficiency  $   32,902   $   -
                                                          ===========  =====
          Total shareholders' equity
          Net sales                                       $        -   $   -
          General and administrative expenses                294,326       -
                                                          -----------  -----
          Net loss                                        $  294,326   $   -
                                                          ===========  =====


                                      F31

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 5
 ----------------------

Note  6   License  Agreement
          ------------------

          By a license agreement dated November 15, 2000, iNoize granted the company a non-exclusive, world-wide intellectual property license of the iNoize Technology ("Technology") to copy and use the Technology and to sublicense the Technology for an unlimited period. In addition, iNoize agreed to provide management services to the company for an unlimited period. In consideration for the license and management services, the company will pay royalties to iNoize of CDN$0.02 for each participating end-user, for the first 500,000 end users, and CDN$0.05 for each participating end-user thereafter. The royalties will commence six months after the earlier of the launch date of the company's internet website and February 1, 2001.

Note  7   Notes  Receivable
          -----------------

          Promissory notes in the amount of $8,648 (CDN$13,000) are unsecured, bear interest at prime plus 2% per annum and are due on or before September 30, 2001. These promissory notes are due from iNoize.com Software Ltd. iNoize Software Ltd. is a related party by virtue of the company's equity interest held (Note 5). Subsequent to December 31, 2000, these notes were repaid (Note 11 (iii)).

Note  8   Capital  Stock  -  Note  14
          --------------

          Authorized:
          -----------
          100,000,000  common  shares  without  par  value

          Escrow:
          -------
          At January 31, 2001, 7,500 common shares are held in escrow by the company's transfer agent. The release of these shares from escrow is subject to regulatory approval.

          Commitments:
          ------------
          Share  Purchase  Warrants
          At January 31, 2001, 5,975,000 share purchase warrants were outstanding entitling the holders thereof the right to acquire up to 5,975,000 common shares at a price of $0.067 (CDN$0.10) per common share. These share purchase warrants expire on October 2, 2002.

          Shares  Subscribed
          At January 31, 2001, the company had received $16,631 as subscriptions for the purchase of 250,000 share purchase warrants at $0.067 (CDN $0.10).


                                      F32

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 6
 ----------------------


Note  9   Related  Party  Transactions  -  Note  7
          ----------------------------

          The company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the company and companies with directors in common with the company as follows:


                                                          February 1, 1997
                                                          (Date of Incep-
                                                          tion of Develop-
                                                           ment Stage) to
                                Years ended January 31,      January 31,
                               2001     2000      1999          2001
                              -------  -------  --------  ----------------
          Consulting fees     $31,800  $38,400  $134,354  $        234,534
          Management fees           -        -    45,000            87,486
          Office and general        -        -         -             5,387
          Professional fees     3,658    4,700     3,108            23,540
          Severance pay             -        -    50,000            50,000
                              -------  -------  --------  ----------------
                              $35,458  $43,100  $232,462  $        400,947
                              =======  =======  ========  ================

          These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

          Included  in  accounts  payable  at  January 31, 2001 is $3,132 (2000:
          $10,956) with respect to fees and expenses due to directors and companies controlled by directors of the company.

          Due to and from related parties consist of advances to or from directors and officers of the company and companies of having directors in common and companies controlled by directors or officers of the company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

          As a result of the sale of Glassmaster Industries Inc. (Note 3), the company settled total accounts payable of $15,833 due to a company with common directors ($13,044) and to a former director of the company ($2,799).

                                      F33

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 7
 ----------------------

Note  10   Deferred  Tax  Assets
           ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the company's deferred tax assets:

                                                         Total
                                                      ------------
          Deferred Tax Assets
          Net operating loss carryforward             $   589,597

          Gross deferred tax assets                   $   294,799
          Valuation allowance for deferred tax asset   (  294,799)
                                                      ------------
                                                      $         -
                                                      ============


          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note  11  Income  Taxes
          -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At January 31, 2001, the company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $589,597 the potential tax benefit of which has not been recorded in the financial statements.

Note  12  New  Accounting  Standards
          --------------------------

          In April 1998, the Accounting Standards Executive committee issued SOP 98-5, "Reporting on the cost of start-up activities". This statement is effective for fiscal years beginning after December 15, 1998. Adopting this standard does not have a material impact on the company's financial position, results of operations or cash flows.

          In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

                                      F34

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 8
 ----------------------

Note  13   Statement  of  Cash  Flows
           --------------------------

Cash  flows  from  discontinued  operations  consist  of:

                                                                                   February 1, 1997
                                                                                   (Date of Incep-
                                                                                   tion of Develop
                                                                                    ment Stage) to
                                                                                      January 31,
                                                 2001        2000        1999            2001
                                              -----------  --------  ------------  ----------------
          Loss from discontinued
           operations                         $(  15,468)  $(  248)  $(  132,283)  $    (  546,870)
          Item not involving cash:
          Write-down on investment                     -         -             -           265,827
          Advances to subsidiary written
           -off                                  546,870         -             -           546,870
                                              -----------  --------  ------------  ----------------
                                       531,402    (  248)   (  132,283)          265,827
          Changes in discontinued operations
           non-cash working capital balances
           consist of:
          Amortization                                 -         -           342               342
          Accounts receivable                          -         -        25,000            25,000
          Prepaid expenses                             -         -         3,150             3,150
          Accounts payable                             -         -      (  9,682)         (  9,682)
          Due to related parties                       -         -        92,340            92,340
          Due from related parties                     -         -      (  9,955)         (  9,955)
          Advances to subsidiary                       -         -        28,250            28,250
                                              -----------  --------  ------------  ----------------
                                              $  531,402   $(  248)  $  (  2,838)  $       395,272
                                              ===========  ========  ============  ================

Note  14  Subsequent  Events
          ------------------

          Subsequent  to  January  31,  2001:
          i) the company incorporated a wholly-owned subsidiary, Jackalope Audio Inc., under the Yukon Business Corporations Act, on March 1, 2001;
          ii) the company issued 995,000 common shares at $0.067 (CDN$0.10) per share for $66,191 (CDN$99,500) pursuant to the exercise of share purchase warrants. At January 31, 2001 the company had received $16,631 as subscriptions for a portion of this issuance;
          iii) by a subscription agreement dated May 25, 2001, the company agreed to acquire an additional 13 1/3% equity interest in iNoize for $66,525. A portion of this amount was paid by an offset of the notes receivable totalling $8,648 (Note 7).

                                      F35

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 9
 ----------------------

Note 15  Differences Between Canadian and United States Accounting Principles
         --------------------------------------------------------------------

          These financial statements have been prepared in accordance with accounting principles generally accepted in The United States which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

          The company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

          a)   Earnings  Per  Share

               Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

               Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

          b)   Deferred  Tax  Assets

               Under US GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

               The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss carryforward which is likely to be realized from future operations. Considering the company's cumulative losses in recent years, the company has chosen to provide an allowance of 100% against all available income tax loss carryforward, regardless of their terms of expiry.

               Under Canadian GAAP income taxes are accounted for using the deferral method of tax allocation, under which income taxes are provided in the year in which the transaction affect net income regardless of when such items are recognized for income tax purposes. Timing differences giving rise to deferred taxes relate primarily to claiming of capital cost allowance for income tax purposes in excess of amortization recorded in the accounts.

                                      F36

IQUEST NETWORKS INC.
(formerly Interlink Systems Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2001 and 2000
(Stated in U.S. Dollars) - Page 10
 ----------------------

Note 15  Differences Between Canadian and United States Accounting Principles
         --------------------------------------------------------------------
         -  (cont'd)

         The  impact  of  the  above  on the financial statements is as follows:

                                                           2001            2000            1999
                                                      --------------  --------------  --------------
         Comprehensive loss for the year per US GAAP  $  (  140,825)  $   (  98,816)  $  (  506,501)
                                                      --------------  --------------  --------------
         Net loss for the year per Canadian GAAP      $  (  140,825)  $   (  98,816)  $  (  506,501)
                                                      ==============  ==============  ==============
         Basic loss per share per Canadian GAAP       $     (  0.04)  $     (  0.07)  $     (  0.04)
                                                      ==============  ==============  ==============
         Weighted average number of shares
          outstanding per  Canadian GAAP                  3,292,720       1,469,816      12,797,439
                                                      ==============  ==============  ==============

         Deficit, end of the year per US GAAP         $(  4,666,549)  $(  4,517,367)  $(  4,416,067)
         Accumulated other comprehensive loss             (  16,899)      (  25,256)      (  27,740)
                                                      --------------  --------------  --------------
         Deficit, end of the year per Canadian GAAP   $(  4,683,448)  $(  4,542,623)  $(  4,443,807)
                                                      ==============  ==============  ==============

Note  16  Comparative  Figures
          --------------------

          Certain of the prior years' comparative figures have been reclassified to conform with the presentation used in the current year.


                                      F37

                             INTERLINK SYSTEMS INC.

                     (formerly Glassmaster Industries Inc.)

                          (A Development Stage Company)

                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

                            January 31, 2000 and 1999

                             (Stated in US Dollars)
                              --------------------



                                      F38

TERRY  AMISANO  LTD.                                              AMISANO HANSON
KEVIN  HANSON,  C.A.                                       CHARTERED ACCOUNTANTS


                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
Interlink Systems Inc. (formerly Glassmaster Industries Inc.)

We have audited the consolidated balance sheets of Interlink Systems Inc. (formerly Glassmaster Industries Inc.) as at January 31, 2000 and 1999 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended and for the period from inception of the development stage, February 1, 1997 to January 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from inception of the development stage, February 1, 1997 to January 31, 2000, in accordance with generally accepted accounting principles in the United States.

Vancouver, Canada                                               "AMISANO HANSON"
February 29, 2000                                          Chartered Accountants

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict
-------------------------------------------------------------------------

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the company's working capital deficiency and substantial losses from operations, substantial doubt about the company's ability to continue as a going concern exists. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the stockholders dated February 29, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the consolidated financial statements.

Vancouver, Canada                                               "AMISANO HANSON"
February 29, 2000                                          Chartered Accountants


SUITE 604 - 750 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6C 2T7

                                                       TELEPHONE: (604) 689-0188
                                                       FACSIMILE: (604) 689-9773

                                                       E-MAIL:  amishan@istar.ca



                                      F39

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
                          CONSOLIDATED BALANCE SHEETS
                            January 31, 2000 and 1999
                             (Stated in US Dollars)
                             ----------------------


                                     ASSETS
                                     ------
                                                       2000          1999
                                                   ------------  ------------
Current
  Accounts receivable                              $     1,580   $     3,040
  Due from related parties - Note 5                      1,403           598
                                                   ------------  ------------

                                                         2,983         3,638
Capital assets - Note 3                                  5,947         7,436
                                                   ------------  ------------

                                                   $     8,930   $    11,074
                                                   ============  ============

                                    LIABILITIES
                                    -----------
Current
  Bank overdraft                                   $    10,134   $     8,906
  Accounts payable - Note 5                             34,487        18,544
  Due to related parties - Note 5                       40,954        81,904
                                                   ------------  ------------

                                                        85,575       109,354
                                                   ------------  ------------

                            STOCKHOLDERS' DEFICIENCY
                            ------------------------

Common stock - Note 6                                4,465,978     4,345,527
Deficit accumulated during the development stages   (4,542,623)   (4,443,807)
                                                   ------------  ------------

                                                       (76,645)      (98,280)
                                                   ------------  ------------

                                                   $     8,930   $    11,074
                                                   ============  ============
Nature and Continuance of Operations - Note 1




APPROVED  BY  THE  DIRECTORS:



       "Anton J. Drescher"                     "William F. Burke"
-----------------------------, Director    ---------------------------, Director
        Anton J. Drescher                       William F. Burke


                             SEE ACCOMPANYING NOTES


                                      F40

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              for the years ended January 31, 2000, 1999 and 1998
  and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2000
                             (Stated in US Dollars)
                             ----------------------


                                                                              February 1, 1997
                                                                              (Date of Incep-
                                                                              tion of Develop-
                                                                               ment Stage) to
                                              Years ended January 31,           January 31,
                                         2000          1999          1998          2000
                                      -----------  ------------  ------------  ------------
Expenses
  Advertising                         $        -   $     2,000   $         -   $     2,000
  Amortization of capital assets           1,489         1,319         1,371         4,179
  Automobile expenses                      1,672         4,031        10,532        16,235
  Consulting fees - Note 5                43,805       159,729        78,830       282,364
  Filing fees                              1,044         1,271         1,092         3,407
  Insurance                                1,318             -             -         1,318
  Management fees - Note 5                     -        45,000        42,486        87,486
  Office and general - Note 5             10,417        70,633        43,523       124,573
  Printing                                   885             -           945         1,830
  Professional fees - Note 5              14,209        30,644        42,020        86,873
  Rent                                     9,325        26,589        15,709        51,623
  Telephone                               12,154        29,040        18,773        59,967
  Transfer agent fees                      3,037         3,087         3,139         9,263
  Travel and entertainment                 1,945        56,861        50,245       109,051
  Web site costs                               -         9,501             -         9,501
                                      -----------  ------------  ------------  ------------

Loss  before other items                (101,300)     (439,705)     (308,665)     (849,670)
                                      -----------  ------------  ------------  ------------

Other items
  Foreign exchange gain (loss)             2,484       (15,396)      (12,347)      (25,259)
  Severance pay - Note 5                       -       (50,000)            -       (50,000)
  Write-off of advances on
   investment - Note 4                         -             -      (265,827)     (265,827)
  Loss on disposal of capital assets           -        (1,400)            -        (1,400)
                                      -----------  ------------  ------------  ------------

                                           2,484       (66,796)     (278,174)     (342,486)
                                      -----------  ------------  ------------  ------------

Net loss                              $  (98,816)  $  (506,501)  $  (586,839)  $(1,192,156)
                                      ===========  ============  ============  ============

Net loss per share                    $    (0.03)  $     (0.02)  $     (0.03)
                                      ===========  ============  ============

Weighted average shares outstanding    2,939,632    25,594,878    18,619,462
                                      ===========  ============  ============


                             SEE ACCOMPANYING NOTES


                                      F41

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended January 31, 2000, 1999 and 1998
and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2000
                             (Stated in US Dollars)
                             ----------------------


                                                                                  February 1, 1997
                                                                                   (Date of Incep-
                                                                                   tion of Develop
                                                                                    ment Stage) to
                                                       Years ended January 31,       January 31,
                                                    2000        1999        1998         2000
                                                 ----------  ----------  ----------  ------------
Cash flow used in operating activities:
Net loss                                         $ (98,816)  $(506,501)  $(586,839)  $(1,192,156)
Adjustments to reconcile net loss to net
 cash used in operations:
  Amortization of capital assets                     1,489       1,319       1,371         4,179
  Foreign exchange                                       -      11,879       1,861        13,740
  Write-off of advances on investment                    -           -     265,827       265,827
  Loss on disposal of capital assets                     -       1,400           -         1,400
                                                 ----------  ----------  ----------  ------------

                                                   (97,327)   (491,903)   (317,780)     (907,010)
Changes in non-cash items related to
 operations:
  Accounts receivable                                1,460      25,289     (27,008)         (259)
  Due from related parties                            (805)      7,129         194         6,518
  Prepaid expenses                                       -       3,150      (3,150)            -
  Accounts payable                                  15,943     (17,365)     23,034        21,612
  Due to related parties                           (40,950)    (42,076)    114,988        31,962
                                                 ----------  ----------  ----------  ------------

Net cash used in operating activities             (121,679)   (515,776)   (209,722)     (847,177)
                                                 ----------  ----------  ----------  ------------

Cash flow provided by (used in) investing
 activities:
  Advances on investment                                 -           -    (265,827)     (265,827)
  Proceeds on disposal of capital assets                 -         776           -           776
  Purchase of capital assets                             -      (4,312)     (2,263)       (6,575)
                                                 ----------  ----------  ----------  ------------

Net cash used in investing activities                    -      (3,536)   (268,090)     (271,626)
                                                 ----------  ----------  ----------  ------------

Cash flow provided by financing activity:
  Common  shares issued for cash                   120,451     448,322     535,983     1,104,756
                                                 ----------  ----------  ----------  ------------

Net cash provided by financing activity            120,451     448,322     535,983     1,104,756
                                                 ----------  ----------  ----------  ------------

Net decrease in cash                                (1,228)    (70,990)     58,171       (14,047)
Cash (cash deficiency), beginning of the period     (8,906)     62,084       3,913         3,913
                                                 ----------  ----------  ----------  ------------

Cash deficiency, end of the period               $ (10,134)  $  (8,906)  $  62,084   $   (10,134)
                                                 ==========  ==========  ==========  ============


                             SEE ACCOMPANYING NOTES


                                      F42

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIENCY
            for the years ended January 31, 1982 to January 31, 2000
                             (Stated in US Dollars)
                              --------------------


                                                                               Deficit
                                                                             Accumulated
                                                          Common              During the
                                               Number      Stock             Development
                                             of Shares     Price    Amount      Stages      Total
                                            ------------  -------  --------  ------------  --------
Issued on incorporation 1983                    197,501   $ 0.121  $ 23,989  $          -  $ 23,989
Escrow shares issued for resource property
 1983                                           750,000     0.008     6,073                   6,073
Issued for prospectus 1984                    1,000,000     0.125   125,000                 125,000
Issued for private placement 1987               456,250     0.453   206,464                 206,464
Exercise of share purchase warrants 1987        400,000     0.189    75,420                  75,420
Exercise of share purchase options 1987          95,000     0.347    32,959                  32,959
Issued for settlement of debt 1987              221,610     0.226    50,142                  50,142
Exercise of share purchase options 1988         113,000     0.406    45,905                  45,905
Issued for settlement of debt 1988              105,503     1.934   204,011                 204,011
Issued for private placement 1989               100,000     0.211    21,111                  21,111
Exercise of share purchase options 1989          25,000     0.828    20,689                  20,689
Issued for settlement of debt 1989              246,369     0.422   104,023                 104,023
Exercise of share purchase warrants 1990        100,000     0.386    38,560                  38,560
Issued for private placement 1990                20,000     0.428     8,569                   8,569
Exercise of share purchase options 1990         191,305     0.840   160,650                 160,650
Issued for settlement of debt 1990              131,294     1.371   180,009                 180,009
Issued for private placement 1991               625,000     0.454   283,645                 283,645
Exercise of share purchase options 1991         488,586     0.244   119,396                 119,396
Issued for settlement of debt 1991              206,932     0.873   180,600                 180,600
Exercise of share purchase options 1992       1,230,000     0.041    50,898                  50,898
Exercise of share purchase options 1993         800,000     0.039    31,013                  31,013
Issued for private placement 1993             2,000,000     0.039    77,531                  77,531
Issued for settlement of debt 1993              981,310     0.078    76,082                  76,082
Exercise of share purchase options 1994         970,000     0.039    37,603                  37,603
Issued for private placement 1994             2,000,000     0.073   146,424                 146,424
Exercise of share purchase warrants 1994      2,000,000     0.073   146,424                 146,424
Issued for acquisition of subsidiary
 company 1994                                 4,500,000     0.037   164,727                 164,727
Issued for settlement of debt 1994              995,033     0.073    72,848                  72,848
Issued for private placement 1995             1,000,000     0.073    72,854                  72,854
Issued for private placement 1995             6,000,000     0.036   218,563                 218,563
Exercise of share purchase warrants 1995        500,000     0.036    18,214                  18,214
Exercise of share purchase warrants 1995        400,000     0.073    29,142                  29,142
Share consolidation - 1 share for 5 shares
 1995                                       (23,079,754)
Exercise of share purchase warrants 1995         15,000     0.364     5,464                   5,464
Exercise of share purchase warrants 1995         40,000     0.182     7,285                   7,285
Issued for private placement 1996               525,000     0.181    95,014                  95,014
Exercise of share purchase warrants 1996        150,000     0.226    33,934                  33,934
Exercise of share purchase warrants 1996        105,000     0.452    47,507                  47,507
Exercise of share purchase warrants 1997        525,000     0.181    94,806                  94,806
Exercise of share purchase options 1997         660,000     0.072    47,674                  47,674


                             SEE ACCOMPANYING NOTES


                                      F43

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIENCY
            for the years ended January 31, 1982 to January 31, 2000
                             (Stated in US Dollars)
                              --------------------

                                                                               Deficit
                                                                             Accumulated
                                                        Common                During the
                                             Number     Stock                Development
                                           of Shares    Price     Amount        Stages         Total
                                          ------------  ------  ----------  --------------  ------------
Net loss from inception to
 January 31, 1997                                                              (3,350,467)   (3,350,467)
                                          ------------          ----------  --------------  ------------
Balance January 31, 1997                    7,789,939            3,361,222     (3,350,467)       10,755
Issued for cash:
  Private placement                         2,000,000    0.144     287,294                      287,294
  Share purchase options                      385,000    0.180      69,130                       69,130
Share subdivision - 2 shares for 1 share   10,174,939
Issued for cash:
  Private placement                         2,500,000    0.072     179,559                      179,559
Net loss for year                                                              (  586,839)   (  586,839)
                                          ------------          ----------  --------------  ------------
Balance January 31, 1998                   22,849,878            3,897,205   (  3,937,306)    (  40,101)
Issued for cash:
  Share purchase warrants                   3,950,000    0.077     304,866                      304,866
  Share purchase warrants                   1,000,000    0.067      67,114                       67,114
  Share purchase options                      910,000    0.084      76,342                       76,342

Net loss for year                                                                (506,501)     (506,501)
                                          ------------          ----------  --------------  ------------
Balance January 31, 1999                   28,709,878            4,345,527     (4,443,807)      (98,280)
Issued for cash
  Share purchase warrants                   1,550,000    0.077     120,451              -       120,451
Share consolidation
 - 1 share for 10 shares                  (27,233,890)                   -              -             -
Net loss for the year                               -                    -        (98,816)      (98,816)
                                          ------------          ----------  --------------  ------------
Balance, January 31, 2000                   3,025,988           $4,465,978  $  (4,542,623)  $   (76,645)
                                          ============          ==========  ==============  ============


                             SEE ACCOMPANYING NOTES


                                      F44

                             INTERLINK SYSTEMS INC.
                     (formerly Glassmaster Industries Inc.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            January 31, 2000 and 1999
                            (Stated in U.S. Dollars)
                             ----------------------


Note 1    Nature  and  Continuance  of  Operations
          ----------------------------------------

          Interlink Systems Inc. is a public company in the development stage and is listed on the Canadian Dealing Network and is seeking new business opportunities.

          These financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $82,592 as at January 31, 2000 and has accumulated losses during the development stage of $4,542,623 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2    Summary  of  Significant  Accounting  Principles
          ------------------------------------------------

          The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

          The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

          Organization
          ------------

          Glassmaster Industries Inc.'s corporate jurisdiction is the State of Wyoming and it is extra-provincially registered in British Columbia and Alberta, Canada. The company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the company changed its name to Force Resources Ltd. On December 1, 1994 the company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis. On April 24, 1998 the company continued its corporate jurisdiction into the state of Wyoming. On January 19, 2000, the company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.

          On October 9, 1997 the company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. in the state of Nevada.

          Development  Stage  Company
          ---------------------------

          The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2000, the period in which the company has undertaken a new development stage activity.


                                      F45

Interlink Systems Inc. (formerly Glassmaster Industries Inc.)
(A Development Stage Company)
Notes to the Financial Statements
January  31,  2000  and  1999
(Stated in US Dollars) - Page 2
 --------------------


Note 2    Summary  of  Significant  Accounting  Principles  -  (cont'd)
          ------------------------------------------------

          Principles  of  Consolidation
          -----------------------------

          These consolidated financial statements include the accounts of Glassmaster Industries Inc. and its wholly owned subsidiary, Glassmaster Industries Inc. The company accounts for its investment in this subsidiary by using the purchase method of accounting. All significant inter-company transactions and balances have been eliminated on consolidation.

          Capital  Assets  and  Amortization
          ----------------------------------

          Office equipment is recorded at historical cost. Amortization is calculated using the declining balance method at the rate of 20% per annum.

          Foreign  Currency  Translation
          ------------------------------

          Foreign currency transactions are translated into U.S. dollars by the use of the exchange rate in effect at the date of the transaction. The company has operations in Canada and these accounts are translated using the temporal method. Under this method, monetary items are translated at the year-end exchange rate. Non-monetary items are translated at the historical exchange rate, unless such items are carried at market, in which case they are translated at the year-end exchange rate. Revenue and expense items are translated at the average exchange rate during the year.

          Income  Taxes
          -------------

          The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

          Loss  per  Share
          ----------------

          Loss per share computations are based on the weighted average number of shares outstanding during the year.

          Fair  Market  Value  of  Financial  Instruments
          -----------------------------------------------

          The carrying value of accounts receivable, due from related parties, bank overdraft, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

Note 3    Capital  Assets
          ---------------

                                               Accumulated    Net Carrying Value
                                       Cost    Amortization      2000    1999
                                      -------  -------------    ------  ------

          Office equipment            $10,290  $       4,343    $5,947  $7,436
                                      =======  =============    ======  ======


Note 4    Advance  on  Investment
          -----------------------

          During the year ended January 31, 1998, the company advanced $265,827 with respect to the acquisition of a license for the distribution of glass laminate film. On January 31, 1998, the company abandoned this acquisition and wrote-off all costs associated with this acquisition.


                                      F46

Interlink Systems Inc. (formerly Glassmaster Industries Inc.)
(A Development Stage Company)
Notes to the Financial Statements
January  31,  2000  and  1999
(Stated in US Dollars) - Page 3
 --------------------


Note 5    Related  Party  Transactions
          ----------------------------

          The company has incurred costs paid to directors, former directors, officers, companies controlled by directors of the company, and companies with directors in common with the company as follows:

                                                         February 1, 1997
                                                         (Date of Incep-
                                                         tion of Develop-
                                                          ment Stage) to
                                Years ended January 31,    January 31,
                               2000      1999     1998        2000
                              -------  --------  -------  ---------------
          Consulting fees     $38,400  $134,354  $27,580  $      200,334
          Management fees           -    45,000   42,486          87,486
          Office and general        -         -    5,387           5,387
          Professional fees     4,700     3,108    3,304          11,112
          Severance pay             -    50,000        -          50,000
                              -------  --------  -------  ---------------

                              $43,100  $232,462  $78,757  $      354,319
                              =======  ========  =======  ===============

          Included  in  accounts  payable  at January 31, 2000 is $10,956 (1999:
          $986) with respect to fees and expenses due to directors and companies controlled by directors of the company.

          Due to and from related parties consist of advances to or from directors and officers of the company and companies related by virtue of having directors in common and companies controlled by directors or officers of the company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6    Capital  Stock
          --------------

          Authorized:
           100,000,000  common  shares  without  par  value

Note 7    Deferred  Tax  Assets
          ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.


                                      F47

Interlink Systems Inc. (formerly Glassmaster Industries Inc.)
(A Development Stage Company)
Notes to the Financial Statements
January  31,  2000  and  1999
(Stated in US Dollars) - Page 4
 --------------------


Note 7    Deferred  Tax  Assets  -  (cont'd)
          ---------------------

          The following table summarizes the significant components of the company's deferred tax assets:

                                                         Total
                                                      ------------
          Deferred Tax Assets
            Net operating loss carryforward           $   997,000
            Capital asset amortization                      2,855
                                                      ------------
                                                      $   999,855
                                                      ============
          Gross deferred tax assets                   $   499,928
          Valuation allowance for deferred tax asset   (  499,928)
                                                      ------------
                                                      $         -
                                                      ============

          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 8    Income  Taxes
          -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At January 31, 2000, the company has net operating loss carryforwards, which expire commencing in 2012, totalling approximately $997,000, the potential tax benefit of which has not been recorded in the financial statements.

Note 9    New  Accounting  Standards
          --------------------------

          In December 1997, the Accounting Standard Board Issued statement 3465, "Income Taxes", which establishes standards for the recognition, measurement, presentation and disclosure of income and refundable taxes. This statement is effective for fiscal years beginning on or after January 1, 2000. Adopting this standard will not have a material impact on the company's financial position, results of operations or cash flows.

          In April 1998, the Accounting Standards Executive committee issued SOP 98-5, "Reporting on the cost of start-up activities". This statement is effective for fiscal years beginning after December 15, 1998. Adopting this standard does not have a material impact on the company's financial position, results of operations or cash flows.

          In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.


                                      F48

Interlink Systems Inc. (formerly Glassmaster Industries Inc.)
(A Development Stage Company)
Notes to the Financial Statements
January  31,  2000  and  1999
(Stated in US Dollars) - Page 5
 --------------------


Note 10   Uncertainty  Due  to  the  Year  2000  Issue
          --------------------------------------------

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or other third parties, have been fully resolved.

                                    PART III

ITEM  1  -  INDEX  TO  EXHIBITS


EXHIBIT                                                              SEQUENTIAL
NUMBER                       DESCRIPTION                            PAGE NUMBER

    3.1  Certificate of Incorporation dated May 26, 1981

    3.2 Memorandum filed with the British Columbia Registrar of Companies (the "Registrar") on May 26th, 1981

    3.3  Articles of Incorporation of the Issuer dated May 26,
         1981

    3.4 Special Resolution dated September 1, 1981 approving change of name from Force Energy Ltd. to Force
         Resources Ltd.

    3.5  Certificate of Change of Name from Registrar dated
         September 10, 1981 changing name from Force Energy
         Ltd. to Force Resources Ltd.

    3.6 Special Resolution dated November 29, 1994 approving change of name from Force Resources Ltd. to Force
         Technologies Inc.

    3.7  Certificate of Change of Name from Registrar dated
         December 1, 1994 changing name from Force Resources
         Ltd. to Force Technologies Inc.

    3.8 Special Resolution dated September 25, 1997 approving change of name from Force Technologies Inc. to Glassmaster Industries Inc.

    3.9  Certificate of Change of Name from Registrar dated
         October 31, 1997 changing name from Force
         Technologies Inc. to Glassmaster Industries Inc.

   3.10 Special Resolution dated September 25, 1997 approving a subdivision of the share capital on a one for two basis

   3.11  Application for Certificate of Registration and Articles of
         Continuance into the State of Wyoming filed April 24, 1998

   3.12 Articles of Incorporation and Articles of Continuance of incorporation from British Columbia to Wyoming dated April 24,
         1998 from Secretary of State for Wyoming

   3.13 Articles of Correction filed January 7, 1999 changing authorized share capital from 50,000,000 to 100,000,000

EXHIBIT                                                        SEQUENTIAL
NUMBER                       DESCRIPTION                      PAGE NUMBER

   3.14  Articles of Amendment (by Shareholders) filed January
         20, 2000 changing name from Glassmaster Industries Inc.
         to Interlink Systems Inc. and ten for one reverse stock split

   3.15  Articles of Amendment (by Shareholders) dated January
         20, 2000

   3.16  Articles of Amendment to Articles of Incorporation filed
         July 28, 2000 changing name from Interlink Systems Inc.
         to iQuest Networks Inc.

   3.17  Articles of Amendment (by Shareholders) filed July 28,
         2000 (two for one reverse stock split)

   3.18  Articles of Amendment (by Shareholders) filed July 28,
         2000

   10.1 Amended Term Sheet dated June 1, 2000 between and iNoize

   10.2 Subscription Agreement dated September 28, 2000 between the Issuer and iNoize whereby the Issuer purchased 2,500,000 common shares of iNoize

   10.3 Shareholders' Agreement dated September 28, 2000 among the Issuer, iNoize and the shareholders of iNoize

   10.4  Technology License and Website Hosting and
         Management Agreement dated November 15, 2000 between the Issuer and iNoize

   10.5 Subscription Agreement dated May 25, 2001 between iNoize and the Issuer whereby the Issuer subscribed for 1,875,0900 Class B common shares of iNoize

   10.6  2001 Stock Option Plan adopted July 20, 2001

   10.7  License Agreement dated January 23, 2002 with
         Broadcast Music Inc.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February  21,  2002

                                                            IQUEST NETWORKS INC.
                                                                    (Registrant)

                                        By:  "Christopher  Desrosiers"  ---
                                             Christopher  Desrosiers,  President